Exhibit (a)(1)(i)
OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
Main Street Restaurant Group, Inc.
at
$6.40 Net Per Share
by
Main Street Acquisition Corporation
a Delaware corporation indirectly wholly owned by
Bradford L. Honigfeld
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 28, 2006, UNLESS EXTENDED.
     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE (THE “SHARES”), OF MAIN STREET RESTAURANT GROUP, INC. (THE “COMPANY”), WHICH, WHEN ADDED TO THE SHARES, IF ANY, BENEFICIALLY OWNED BY MAIN STREET ACQUISITION CORPORATION (“OFFEROR”), BRIAD MAIN STREET, INC. (“BMS”), BRADFORD L. HONIGFELD, AND ANY OF THEIR AFFILIATES, WOULD REPRESENT AT LEAST 90% OF THE OUTSTANDING SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.
     THIS OFFER (THE “OFFER”) IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 19, 2006 (THE “MERGER AGREEMENT”), AMONG BMS, OFFEROR AND THE COMPANY PURSUANT TO WHICH OFFEROR WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”). THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER AND THE MERGER, DETERMINED THAT THE MERGER AGREEMENT AND THE OFFER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER TO THE STOCKHOLDERS, AND THAT THE STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER AND, IF APPLICABLE, ADOPT THE MERGER AGREEMENT.
IMPORTANT
     Any stockholder of the Company desiring to tender Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and deliver the Letter of Transmittal with the stock certificates representing the Shares and all other required documents to Computershare Trust Company, Inc. (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.
     Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.
     Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained at Offeror’s expense from the Information Agent or from brokers, dealers, commercial banks and trust companies.
     A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 5. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.
     The Information Agent for the Offer is:
June 1, 2006

SUMMARY TERM SHEET
      This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to herein, and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics discussed in this summary term sheet.

Parties to the Tender Offer	Main Street Acquisition Corporation (the “Offeror”) is offering to purchase all of the outstanding shares of common stock (the “Shares”) of Main Street Restaurant Group, Inc. (the “Company”) for $6.40 per share in cash (the “Offer”). Offeror is a wholly owned subsidiary of Briad Main Street, Inc. (“BMS”). Bradford L. Honigfeld owns all of the issued and outstanding shares of BMS and is the sole director, president, secretary and treasurer of BMS and Offeror. Mr. Honigfeld formed BMS and Offeror for the purpose of acquiring the Company. See Section 9 — “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” of this Offer to Purchase.

Merger Agreement	In connection with the Offer, BMS, Offeror and the Company have entered into an Agreement and Plan of Merger dated as of May 19, 2006 (the “Merger Agreement”) pursuant to which, if the Offer is consummated and all necessary stockholder approvals, if any, are obtained, Offeror will merge with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of BMS, which will remain wholly owned by Mr. Honigfeld.

Conditions to the Tender Offer	Offeror is not obligated to purchase any shares if:

• shares representing less than 90% of the outstanding shares, including shares beneficially owned by BMS, Offeror or their respective affiliates, have been validly tendered and not withdrawn prior to the expiration of the Offer;

• any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any other applicable statutes or regulations relating to the Merger has not expired or terminated;

• there shall have been instituted or be pending any action or proceeding before any governmental entity (i) that is reasonably likely to prohibit or materially limit the ownership or operation by the Company or its subsidiaries, taken as a whole, of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel the Company and its subsidiaries, taken as a whole, or BMS to dispose of or hold separate all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or BMS, in each case as a result of the Offer or Merger, (ii) that is reasonably likely to impose or confirm material limitations on the ability of BMS or Offeror to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Offeror pursuant to the Offer on all matters properly presented to the Company’s stockholders, (iii) makes illegal, prevents, restrains, or prohibits the making of the Offer, the acceptance for payment of the Shares by Offeror, or the consummation of the Merger, or (iv) that could reasonably be expected to have a material adverse effect on the Company;

• there shall have been any judgment, order, injunction, or law entered into, issued, or adopted by any governmental entity of competent jurisdiction that results in any of the consequences referred to in the immediately preceding bullet point;

• the consummation of the Merger has been restrained, enjoined, prohibited, or restricted by any order, judgment, decree, injunction, or ruling of a court of competent jurisdiction or any governmental entity, or there exists a statute, rule, or regulation enacted, promulgated, or deemed applicable to the Merger by any governmental entity which prevents or materially restricts the consummation of the Merger or has the effect of making the Merger illegal; provided, however, that each of the Company, BMS and Offeror shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered prior to it having become final and nonappealable;

• there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) a material limitation by any governmental entity on the extension of credit by banks or other lending institutions; (iv) a commencement of war or armed hostilities or other national or international crisis directly involving the United States (other than an action involving United Nations’ personnel or support of United Nations’ personnel); or (v) in the case of any of the foregoing clauses (i) through (iv) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

• the board of directors of the Company, or any authorized committee thereof, shall have (i) withdrawn or modified (including by amendment of the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”)) in a manner adverse to BMS or Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) approved or recommended an acquisition proposal or any other acquisition of Shares other than the Offer and the Merger, (iii) authorized the Company to enter into an acquisition agreement with some other person or entity, or (iv) resolved to effect any of the actions set forth in any of the foregoing clauses (i) through (iii);

• there has occurred any change in the business, financial condition or results of operations of the Company that has a material adverse effect on the Company and that is in effect as of the expiration date of the Offer;

• except as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, the Company shall have failed to perform in all material respects the covenants and agreements required to be performed by it under the Merger Agreement;

• except where the failure to be true and correct (without giving effect to any materiality, “material adverse effect,” or similar qualifications) could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (except as to any such representation or warranty which speaks only as of a specific date, which must be untrue or incorrect as of such specific date); or

• the Merger Agreement has been terminated in accordance with its terms.

See Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of certain other conditions to the Offer.

Position of the Company’s Board of Directors	The board of directors of the Company, based on the advice of its independent financial advisor:

• determined that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders;

• approved the Merger Agreement and the transactions contemplated thereby;

• consented to the Offer; and

• recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

Expiration of the Tender Offer	The Offer expires at 12:00 midnight, New York City time, on Wednesday, June 28, 2006, unless extended. See Section 1 — “Terms of the Offer” of this Offer to Purchase.

Ability to Extend the Tender Offer	The Offer can be extended by Offeror:

• for a period of up to 10 business days in the aggregate (the “Extension Period”) if any of the conditions to the Offer have not been satisfied or waived;

• if required by law; or

• if, on the expiration date of the Offer or any extension thereof, all of the conditions of the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn pursuant to the Offer totals less than 90% of the outstanding Shares (including Shares already owned by Mr. Honigfeld, BMS, Offeror and their respective affiliates), for a period of up to 10 business days in the aggregate beyond the Extension Period.

Offeror’s ability to extend the Offer is subject to the Company’s right to terminate the Merger Agreement if the Offer and Merger are not consummated by December 31, 2006. See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on the ability to extend the Offer.

Ability to Withdraw Tendered Shares	The tender of your Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Wednesday, June 28, 2006 or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, also may be withdrawn at any time after July 31, 2006. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.

Certain Effects of the Tender Offer	If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. See Section 7 — “Effect of the Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Merger Following Expiration of the Tender Offer	If, following consummation of the Offer, Offeror owns 90% or more of the outstanding Shares of the Company’s common stock, Offeror intends, and intends to cause the Company, to immediately consummate a “short form” merger pursuant to the Delaware General Corporation Law (the “DGCL”). Neither stockholder approval (except for the approval of Offeror) nor the approval of the board of directors of the Company would be required to consummate the “short form” merger. If Offeror does not acquire at least 90% of the outstanding Shares of the Company pursuant to the Offer, stockholder approval of the Merger will be required, and a significantly longer period of time will be required to effect the Merger under Delaware law. See Section 12 — “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.

At the effective time of the Merger, each share of common stock outstanding will be cancelled in exchange for the right to receive $6.40 in cash (or any higher price per share that is paid in the Offer) without any interest thereon, less any required withholding taxes. See Section 13 — “The Transaction Documents” of this Offer to Purchase.

Appraisal Rights	No appraisal rights will be available in connection with the Offer. However, if the Offer is consummated, appraisal rights will be available in connection with the Merger under the DGCL. See Section 17 — “Appraisal Rights” of this Offer to Purchase.
      See Section 1 — “Terms of the Offer” and Section 13 — “The Transaction Documents” of this Offer to Purchase for a more complete description of the Offer and the transactions contemplated following the consummation of the Offer.

QUESTIONS AND ANSWERS
      Main Street Acquisition Corporation, a wholly owned subsidiary of Briad Main Street, Inc., is offering to purchase all of the outstanding shares of common stock of Main Street Restaurant Group, Inc. (the “Company”) for $6.40 per share in cash. The following are some of the questions you may have as a stockholder of the Company and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.
Who is offering to buy my securities?
      Main Street Acquisition Corporation is a Delaware corporation and a wholly owned subsidiary of Briad Main Street, Inc., a Nevada corporation. Bradford L. Honigfeld owns all of the issued and outstanding shares of Briad Main Street, Inc. and is its sole director, president, secretary, and treasurer. Mr. Honigfeld formed Main Street Acquisition Corporation and Briad Main Street, Inc. for the purpose of acquiring the Company. See the “Introduction” and Section 9 — “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” of this Offer to Purchase.
      Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Main Street Acquisition Corporation and, where appropriate, Briad Main Street, Inc. and Mr. Honigfeld. In addition, we will use the term “Offeror” in this Offer to Purchase to refer to Main Street Acquisition Corporation and the term “BMS” to refer to Briad Main Street, Inc.
What are the classes and amounts of securities sought in the tender offer?
      We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” and Section 1 — “Terms of the Offer” of this Offer to Purchase.
How much are you offering to pay? What is the form of payment?
      We are offering to pay you $6.40 per share, in cash, without interest, less any required withholding taxes.
Will I have to pay any fees or commissions?
      If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.
Do you have the financial resources to make payment?
      Yes. We will have sufficient funds available to purchase all shares validly tendered and not withdrawn in this tender offer, as well as to refinance all of the Company’s existing indebtedness, through two credit facilities aggregating $155 million with Bank of America, N.A. and Banc of America Securities LLC, together with an equity contribution from Mr. Honigfeld. Our tender offer is not conditioned on any financing arrangements. See Section 10 — “Source and Amount of Funds” of this Offer to Purchase. Mr. Honigfeld has also given a limited, conditional guaranty of the obligations of Offeror and BMS under the merger agreement entered into between the Company, Offeror and BMS. See Section 13 — “The Transaction Documents” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my shares in this tender offer?
      We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash;

•	the tender offer is not subject to any financing condition; and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.
What does the Company’s board of directors recommend regarding this tender offer?
      Based on the advice of its independent financial advisor, the Company’s board of directors:

•	determined that the terms of the tender offer and the merger are advisable and in the best interests of the Company and its stockholders;

•	approved the merger agreement and the transactions contemplated thereby;

•	consented to the tender offer; and

•	recommended that the Company’s stockholders accept the tender offer and tender their shares pursuant to the tender offer and, if necessary, adopt the merger agreement.
      See the “Introduction” to this Offer to Purchase.
Are the Company’s directors and executive officers participating with us in the acquisition of the Company?
      No. The merger agreement does not provide for any such participation by directors and management.
How long do I have to decide whether to tender in the tender offer?
      You will have until 12:00 midnight, New York City time, on Wednesday, June 28, 2006, to tender your shares in the tender offer, unless the offer is extended. If you cannot deliver everything that is required to make a valid tender by such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.
Can the tender offer be extended and under what circumstances?
      Yes. We have agreed in the merger agreement that we may extend the tender offer beyond Wednesday, June 28, 2006, without the consent of the Company:

•	for a period of up to 10 business days in the aggregate (the “Extension Period”) if any of the conditions to the tender offer have not been satisfied or waived;

•	if required by law; or

•	if, on the expiration date of the tender offer or any extension thereof, all of the conditions of the tender offer have been satisfied or waived but the number of shares validly tendered and not withdrawn pursuant to the tender offer totals less than 90% of the outstanding shares (including shares already owned by Mr. Honigfeld, BMS, Offeror and their respective affiliates), for a period of up to 10 business days in the aggregate beyond the Extension Period.
      See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.

How will I be notified if the tender offer is extended?
      If we extend the tender offer, we will inform Computershare Trust Company, Inc. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 — “Terms of the Offer” of this Offer to Purchase.
What are the most significant conditions to the tender offer?
      We are not obligated to purchase any shares if:

•	shares representing less than 90% of the outstanding shares, including shares beneficially owned by BMS, Offeror or their respective affiliates, have been validly tendered and not withdrawn prior to the expiration of the tender offer;

•	any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any other applicable statutes or regulations relating to the merger has not expired or terminated;

•	there shall have been instituted or be pending any action or proceeding before any governmental entity (i) that is reasonably likely to prohibit or materially limit the ownership or operation by the Company or its subsidiaries, taken as a whole, of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel the Company and its subsidiaries, taken as a whole, or BMS to dispose of or hold separate all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or BMS, in each case as a result of the tender offer or merger, (ii) that is reasonably likely to impose or confirm material limitations on the ability of BMS or Offeror to exercise effectively full rights of ownership of any shares, including the right to vote any shares acquired by Offeror pursuant to the Offer on all matters properly presented to the Company’s stockholders, (iii) makes illegal, prevents, restrains, or prohibits the making of the tender offer, the acceptance for payment of the shares by Offeror, or the consummation of the merger, or (iv) that could reasonably be expected to have a material adverse effect on the Company;

•	there shall have been any judgment, order, injunction, or law entered into, issued, or adopted by any governmental entity of competent jurisdiction that results in any of the consequences referred to in the immediately preceding bullet point;

•	the consummation of the merger has been restrained, enjoined, prohibited, or restricted by any order, judgment, decree, injunction, or ruling of a court of competent jurisdiction or any governmental entity, or there exists a statute, rule, or regulation enacted, promulgated, or deemed applicable to the merger by any governmental entity which prevents or materially restricts the consummation of the merger or has the effect of making the merger illegal; provided, however, that each of the Company, BMS and Offeror shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered prior to it having become final and nonappealable;

•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) a material limitation by any governmental entity on the extension of credit by banks or other lending institutions; (iv) a commencement of war or armed hostilities or other national or international crisis directly involving the United States (other than an action involving United Nations’ personnel or support of United Nations’ personnel); or (v) in the case of any of the foregoing clauses (i) through (iv) existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

•	the board of directors of the Company, or any authorized committee thereof, shall have (i) withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to BMS or Offeror its approval or recommendation of the Offer, the merger agreement or the merger, (ii) approved or recommended an acquisition proposal or any other acquisition of shares other than the Offer and the merger, (iii) authorized the Company to enter into an acquisition agreement with some other person or entity, or (iv) resolved to effect any of the actions set forth in any of the foregoing clauses (i) through (iii);

•	there has occurred any change in the business, financial condition or results of operations of the Company that has a material adverse effect on the Company and that is in effect as of the expiration of this tender offer;

•	except as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, the Company shall have failed to perform in all material respects the covenants and agreements required to be performed by it under the merger agreement;

•	except where the failure to be true and correct (without giving effect to any materiality, “material adverse effect,” or similar qualifications) could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, any of the representations and warranties of the Company set forth in the merger agreement shall not be true and correct as if such representation or warranty was made as of such time on or after the date of the merger agreement (except as to any such representation or warranty which speaks only as of a specific date, which must be untrue or incorrect as of such specific date); or

•	the merger agreement has been terminated in accordance with its terms.

      The tender offer is also subject to a number of other conditions. We can waive some of the conditions to the tender offer without the Company’s consent; however, we cannot waive the minimum condition unless the Company consents. See Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.
How many shares need to be validly tendered and not withdrawn prior to the expiration of the tender offer in order to satisfy the condition that at least 90% of the share outstanding be tendered?
      Bradford L. Honigfeld, BMS, and Offeror currently own 2,260,802 shares, or approximately 13.1% of the outstanding shares. In addition, BMS and Offeror have entered into written agreements with certain stockholders of the Company that beneficially own 6,646,088 shares, or approximately 38.6% of the outstanding shares, and which stockholders, pursuant to such agreements, have agreed to tender such shares. See Section 13 — “The Transaction Documents.” Assuming no outstanding options and warrants are exercised during the tender offer, then an additional 6,600,268 shares, or approximately 38.3% of the outstanding shares, will need to be tendered.
Under what circumstances would the Company be obligated to pay a termination fee to us if the tender offer is terminated?
      Under the merger agreement, the Company has agreed to reimburse us for up to $2,000,000 of our expenses if we terminate the merger agreement because of the Company’s breach of its representations, warranties, covenants or agreements under the merger agreement.
      If we terminate the merger agreement because the Company’s board of directors (i) withdraws or modifies in a manner adverse to us the approval or recommendation of the offer, the merger agreement and the merger, (ii) recommends or approves any third party proposal to acquire the Company, or (iii) enters into a “Superior Acquisition Proposal” (as such term is defined in the merger agreement) with a third party, the Company has agreed to reimburse us for up to $2,000,000 of our expenses and pay us a $5,000,000 termination fee.
How do I tender my shares?
      To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to

Computershare Trust Company, Inc., the depositary for the tender offer, not later than the time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through Computershare Trust Company, Inc. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within three Nasdaq National Market trading days from the date of the Notice of Guaranteed Delivery. See Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.
Until what time may I withdraw previously tendered shares?
      The tender of your shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Wednesday, June 28, 2006 or such later date as the tender offer may be extended, and, unless accepted for payment pursuant to the Offer, also may be withdrawn at any time after July 31, 2006. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.
How do I withdraw previously tendered shares?
      To withdraw shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary, Computershare Trust Company, Inc., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 — “Withdrawal Rights” of this Offer to Purchase.
If I decide not to tender, how will the tender offer affect my shares?
      If the merger described above takes place, stockholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the tender offer is consummated but the merger does not take place, the number of stockholders and the number of shares of the Company that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Company common stock. Also, as described below, the shares may no longer be eligible to be traded on the Nasdaq National Market and the Company may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 7 — “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase. As described under “Will I have appraisal rights?” below, if you do not tender your shares and the merger takes place, you will have appraisal rights in connection with the merger.
If the tender offer is completed, will the Company continue as a public company?
      No. Following the purchase of shares in the tender offer, we are required under the merger agreement to complete the merger if the conditions to the merger are satisfied. We intend to seek delisting of the shares from the Nasdaq National Market and to cause the Company to apply for (i) termination of registration of the shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) suspension of the Company’s reporting obligations under the Exchange Act as soon after the completion of the tender offer as the requirements for such delisting, termination and suspension are met. If registration of the shares is not terminated prior to the merger, then the shares will cease to be reported on the Nasdaq National Market and the registration of the shares under the Exchange Act will be terminated immediately following the consummation of the merger. See Section 7 — “Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?
      Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least such number of shares that, together with shares beneficially owned by us, represents at least 90% of the outstanding shares of the Company, we are required under the merger agreement to merge with and into the Company if the conditions to the merger are satisfied. If, however, we do not acquire at least 90% of the outstanding shares pursuant to the tender offer or otherwise, the Company will pursue a long-form merger and convene a meeting of its stockholders as soon as practicable following termination of the tender offer to consider and vote on the merger. The Shares owned by BMS, Offeror, and Mr. Honigfeld, together with the Shares owned by certain stockholders who have agreed to vote in favor of a merger, will be sufficient to approve the merger under the DGCL.
      If the merger takes place, Briad Main Street, Inc. will own all of the shares of the Company, and all stockholders of the Company remaining after the tender offer, if any, other than us (and other than stockholders validly exercising appraisal rights), will receive $6.40 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction” to this Offer to Purchase. See Section 13 — “The Transaction Documents” of this Offer to Purchase for a description of the conditions to the merger and Section 17 — “Appraisal Rights” of this Offer to Purchase.
Will I have appraisal rights?
      No appraisal rights are available in connection with the tender offer. Stockholders would be entitled to appraisal rights in connection with the merger. See Section 17 — “Appraisal Rights” of this Offer to Purchase.
What is the market value of my shares as of a recent date?
      On May 19, 2006, the last day of trading before the public announcement by the Company of its execution of an agreement with us to acquire the Company at a price of $6.40 per share, the last sale price of the Company’s common stock reported on the Nasdaq National Market was $5.31 per share. On May 31, 2006, the last day of trading before we commenced the tender offer, the last sale price of the Company’s common stock reported on the Nasdaq National Market was $6.24 per share. We encourage you to obtain a recent quotation for shares of the Company’s common stock in deciding whether to tender your shares. See Section 6  — “Price Range of Shares; Dividends on the Shares” of this Offer to Purchase.
What are the United States federal income tax consequences of tendering shares?
      The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well.
      In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 — “Material Federal Income Tax Consequences” of this Offer to Purchase.
      Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the tender offer?
      You may call MacKenzie Partners, Inc. toll-free at (800) 322-2885 or collect at (212) 929-5500 with any further questions regarding this Offer to Purchase. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Main Street Restaurant Group, Inc.:
INTRODUCTION
      Main Street Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Briad Main Street, Inc., a Nevada corporation (“BMS”), which is an entity wholly owned by Bradford L. Honigfeld, hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”), at a purchase price of $6.40 per share, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 19, 2006 (the “Merger Agreement”), by and among BMS, Offeror and the Company. Offeror and BMS are corporations formed by Mr. Honigfeld in connection with the acquisition of the Company. The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly owned subsidiary of BMS. The Merger is subject to a number of conditions, including, in the event that the Offer is not completed, the approval and adoption of the Merger Agreement by stockholders of the Company, if such approval is required by applicable law. See Section 12 — “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Mr. Honigfeld, BMS, Offeror or their respective affiliates, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $6.40, net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 — “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options, warrants, and restricted stock units.
      Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, Inc. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Offeror will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18  — “Fees and Expenses” of this Offer to Purchase.
      The board of directors of the Company, based on the advice of its independent financial advisor, has approved the Offer and the Merger, determined that the Merger Agreement and the Offer are advisable and in the best interests of the Company and its stockholders, and resolved to recommend acceptance of the Offer to the stockholders, and that the stockholders tender their shares in the Offer and, if applicable, vote to adopt the Merger Agreement. The Company has advised Offeror that the board of directors has received the written opinion of Cowen and Company, LLC, the Company’s independent financial advisor, dated May 19, 2006, to the effect that as of such date and based on and subject to the matters stated in such opinion, the $6.40 per share in cash to be received by the holders of Shares (other than Mr. Honigfeld and his affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of this opinion is set forth in full as an exhibit to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2006 and which is being mailed to the Company’s stockholders. Stockholders are urged to read the full text of the opinion carefully.
      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (the “Minimum Number of Shares”) which, together with shares beneficially owned by Mr. Honigfeld, BMS, Offeror and their respective affiliates (the “Offeror’s Shares”) and Shares which will be tendered to Offeror pursuant to certain written agreements described hereinbelow, would represent on the date of purchase at least 90% of the outstanding Shares (the “Minimum Condition”). See Section 1  — “Terms of the Offer” and Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.
      The Company’s Schedule 14D-9 states that there are 17,230,176 Shares issued and outstanding, and the Company has represented that as of May 19, 2006, there were outstanding stock options to purchase 3,359,418 Shares, outstanding warrants to purchase 581,395 Shares, and 127,500 outstanding restricted stock units. BMS, Offeror and their respective affiliates owned an aggregate of 2,260,802 Shares as of June 1, 2006. In addition, BMS and Offeror have entered into written agreements with certain stockholders of the Company that beneficially own 6,646,088 Shares, which stockholders, pursuant to such agreements, have agreed to tender such Shares in the Offer and have designated Offeror as their lawful proxy and attorney-in-fact with respect to voting the Shares in connection with the Offer, Merger or other matters. Mr. Honigfeld has also entered into a written agreement with the holder of options to purchase 1,200,000 Shares (the “Lock-up Options”) pursuant to which such holder has agreed to allow such options to expire unexercised. See Section 13 — “The Transaction Documents” of this Offer to Purchase. Based on the foregoing, Offeror believes that approximately 6,600,268 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied; provided, however, that the Minimum Number of Shares will increase to the extent any of the outstanding stock options or warrants are exercised prior to the expiration of the Offer, and if all such stock options and warrants (excluding the Lock-up Options) are so exercised, the Minimum Number of Shares will increase to approximately 9,067,000 Shares. See Section 1 — “Terms of the Offer” of this Offer to Purchase.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
      This Offer to Purchase contains forward-looking statements that involve risks and uncertainties, including the risks associated with satisfying the various conditions to the Offer. Certain of these factors, as well as additional risks and uncertainties, are detailed in the Company’s filings with the SEC. See Section 8 — “Certain Information Concerning the Company” and Section 9 — “Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates” of this Offer to Purchase.

1.	Terms of the Offer.
      Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 — “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, June 28, 2006 (the “Scheduled Expiration Date”), unless Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.
      In the Merger Agreement, Offeror has agreed that it will not, without the prior written consent of the Company, extend the Offer beyond the Scheduled Expiration Date, except that Offeror may, without the consent of the Company, and prior to the expiration of the Merger Agreement on December 31, 2006, (x) extend the Offer for an aggregate period of not more than 10 business days beyond the Scheduled Expiration Date if, at any Scheduled Expiration Date, any of the conditions to Offeror’s obligations to accept the Shares for payment shall not be satisfied or waived, (y) extend the Offer for any period required by any rule, regulation, or interpretation of the SEC, or the staff thereof, applicable to the Offer, or (z) extend the Offer (one or more times) for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (x) or (y) of this sentence, if, as of such date, all of the conditions to Offeror’s obligations to accept the Shares for payment are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer totals less than 90% of the outstanding Shares (including Shares already owned by Mr. Honigfeld, BMS, Offeror and their respective affiliates). In addition, (1) if, on the Scheduled Expiration Date, the sole condition remaining unsatisfied is the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), to have expired or been terminated, then Offeror shall, without the prior written consent of the Company, extend the Offer from time to time until the fifth business day after expiration or termination of the applicable waiting period under the HSR Act or (2) if, on the Scheduled Expiration Date, the sole condition remaining unsatisfied is the Company’s material breach of one or more covenants and agreements required to be performed by it under the Merger Agreement which individually or in the aggregate have a material adverse effect on the Company, then the Offeror may, for so long as the Company is using its commercially reasonable efforts to cure such breach, extend the Offer from time to time until five business days after such breach is cured, provided that Offeror shall not be required to extend the Offer beyond 30 calendar days after the Scheduled Expiration Date.
      Offeror has also agreed in the Merger Agreement that it will not, without the prior written consent of the Company: (i) waive the Minimum Condition; (ii) extend the Offer except as expressly set forth in the immediately preceding paragraph; (iii) decrease the price per Share or change the form of consideration payable in the Offer; (iv) decrease the number of Shares sought to be purchased in the Offer; (v) impose additional conditions to the Offer; or (vi) amend any other term of the Offer in any manner adverse to the holders of any Shares.
      The Offer is conditioned upon satisfaction of the Minimum Condition; provided, however, that if the Minimum Number of Shares tendered together with the Offeror’s Shares on the date of purchase would represent at least 85% of the outstanding Shares, then Offeror shall have the option (the “Top-Up Option”) to acquire from the Company such number of Shares (the “Top-Up Shares”), at a purchase price of $6.40 per Share, such that the Minimum Number of Shares, together with the Offeror’s Shares and the Top-Up Shares, would on the date of purchase equal that number of Shares required to satisfy the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.
      As described in the Introduction to this Offer to Purchase, Mr. Honigfeld, BMS, Offeror and their respective affiliates own an aggregate of 2,260,802 Shares, stockholders that beneficially own an aggregate of 6,646,088 Shares have entered into written agreements to tender their Shares in the Offer, and Offeror believes the Minimum Number of Shares is approximately 6,600,268 Shares; provided, however, that the Minimum Number of Shares will increase to the extent any of the outstanding stock options or warrants are exercised prior to the expiration of the Offer, and if all such stock options (excluding certain options that cannot be exercised due to a contractual agreement) and warrants are so exercised, the Minimum Number of Shares will increase to approximately 9,067,000 Shares. If the Minimum Condition or any of the other conditions of the Offer has not been satisfied by 12:00 midnight, New York City time, on Wednesday, June 28, 2006 (or any other time then set as the Expiration Date), Offeror may elect (i) subject to the qualifications described above with respect to the extension of the Offer, to extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, or (ii) subject to the terms of the Merger Agreement, to terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders; provided, however, that in the event that the Offer is terminated, the Company has agreed to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.
      Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the conditions of the Offer, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.
      Except as set forth above, and subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously Scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of Offeror under such rule or the manner in which Offeror may choose to make any public announcement, Offeror currently intends to make announcements by issuing a press release to P.R. Newswire and making any appropriate filing with the SEC.
      If Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time (except that the business day falling on any expiration date of the Offer shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time, on such date).
      The Company has provided Offeror with the Company’s list of stockholders and security position listings, each as of May 23, 2006, for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 1 — “Terms of the Offer” and Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized) and (iii) any other documents required by the Letter of Transmittal.

      The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant.
      For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Offeror’s rights under Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase, the Depositary may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Offeror by reason of any delay in making such payment.
      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.
      If, prior to the Expiration Date, Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.	Procedure for Tendering Shares.
      Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.
      Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.
      Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.
      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
      If, as of any Scheduled Expiration Date, Shares tendered pursuant to a Notice of Guaranteed Delivery are required to be counted to satisfy the Minimum Condition, then to the extent certificates representing such Shares have not been delivered to the Depositary as of the Scheduled Expiration Date, Offeror anticipates that it will extend the Offer for a period of at least three Nasdaq National Market trading days to provide for the receipt by the Depositary of the certificates evidencing such Shares tendered pursuant to any Notice of Guaranteed Delivery, unless Offeror and BMS elect to exercise the Top-Up Option to acquire such number of additional Shares required to satisfy the Minimum Condition excluding Shares tendered pursuant to a Notice of Guaranteed Delivery.
      The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation) and (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

      Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 set forth in the Letter of Transmittal.
      Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. Offeror reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 — “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. Any such waiver shall be made generally with respect to all Shares. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Offeror as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Offeror (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after June 1, 2006), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute shall, in his sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Offeror accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Offeror will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designees must be able to exercise full voting rights with respect to such Shares.
      The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.
      Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight, New York City time, on Wednesday, June 28, 2006 or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, also may be withdrawn at any time after July 31, 2006. If all conditions to the Offer have been met or waived, Offeror must pay for all Shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date. If purchase of or payment for Shares is delayed for any reason or if Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to Offeror’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.
      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material Federal Income Tax Consequences.
      The following is a summary of the material federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations or non-U.S. persons), or to persons holding Shares as part of a “straddle,” “hedge,” or “conversion transaction.” This discussion does not address any aspect of state, local or foreign taxation.
      The federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.
      The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, which are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In the case of an individual, net long-term capital gain may be subject to a reduced rate of tax and net capital losses may be subject to limits on deductibility. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates.
      Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a 28% rate. See Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

6.	Price Range of Shares; Dividends on the Shares.
      The Company’s Shares currently trade on the Nasdaq National Market under the symbol “MAIN.” The following table sets forth the high and low sales prices per Share on the Nasdaq National Market for the periods indicated, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2005 (the “Company 10-K”) and other published financial sources.

	High	Low

Fiscal Year Ended December 27, 2004:
First Quarter	$4.45	$1.91
Second Quarter	2.79	1.81
Third Quarter	2.11	1.43
Fourth Quarter	1.82	1.20
Fiscal Year Ended December 26, 2005:
First Quarter	$2.60	$1.44
Second Quarter	3.93	2.17
Third Quarter	6.91	3.31
Fourth Quarter	5.96	4.23
Fiscal Year Ending December 25, 2006:
First Quarter	$5.60	$3.51
Second Quarter (through May 31, 2006)	6.35	4.74
      On May 19, 2006, the last full day of trading before the public announcement by the Company of its execution of the Merger Agreement, the last sale price of the Shares reported on the Nasdaq National Market was $5.31 per Share. On May 31, 2006, the last full day of trading before the Offeror commenced the Offer, the last sale price of the Shares reported on the Nasdaq National Market was $6.24 per Share. Stockholders

are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8 — “Certain Information Concerning the Company” of this Offer to Purchase.
      According to the Company 10-K, the Company has never paid any cash or stock dividends on its common stock, does not anticipate paying dividends in the foreseeable future, and is limited by the terms of the Company’s credit facility from paying dividends on its common stock. Pursuant to the Merger Agreement, the Company has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock until the earlier to occur of the date on which the Merger is consummated or the termination of the Merger Agreement.

7.	Effect of Offer on Nasdaq Stock Exchange Listing, Market for Shares and SEC Registration.
      The purchase of the Shares by Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than Offeror.
      The Shares are currently listed and traded on the Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may, therefore, be delisted. According to Nasdaq’s published guidelines, Nasdaq will consider delisting shares if, among other things: (a) the number of the issuer’s publicly held shares (exclusive of shares held by officers, directors, or beneficial owners of 10% or more) falls below 750,000; (b) the market value of such publicly held shares falls below $5,000,000; (c) the issuer has stockholder equity of less than $10,000,000; (d) there are fewer than 400 holders of round lots of the issuer’s shares; (e) the minimum bid price falls below $1.00 per share; or (f) there are not at least two registered and active market makers.
      The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. If such registration was terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for the Nasdaq National Market or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration was terminated, persons holding “restricted securities” of the Company may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
      Offeror intends to seek delisting of the Shares from the Nasdaq National Market and to cause the Company to apply for (i) termination of registration of the Shares under the Exchange Act, and (ii) suspension of the Company’s reporting obligations under the Exchange Act immediately after the completion of the Offer as the requirements for such delisting, termination and suspension are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be reported on the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated immediately following the consummation of the Merger.

8.	Certain Information Concerning the Company.
      Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of BMS, Offeror or Mr. Honigfeld has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of BMS, Offeror or Mr. Honigfeld assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to BMS, Offeror or Mr. Honigfeld.
      General. The Company is a Delaware corporation with its principal executive offices located at 5050 N. 40th Street, Suite 200, Phoenix, Arizona 85018. The telephone number of the Company is (602) 852-9000. According to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2006, the Company owns 56 TGI Friday’s restaurants, 10 Bamboo Club — Asian Bistro restaurants, and four Redfish Seafood Grill and Bar restaurants. In addition, the Company also owns and operates an Alice Cooper’stown restaurant in Cleveland, Ohio, pursuant to a license agreement with Celebrity Restaurants, L.L.C., the owner of the exclusive rights to operate Alice Cooper’stown restaurants. TGI Friday’s restaurants are full-service, casual dining establishments featuring a wide selection of freshly prepared, popular foods and beverages served by well-trained, friendly employees in relaxed settings. Bamboo Club — Asian Bistro restaurants are full-service, casual plus restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine. Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of American Bistro and New Orleans style fresh seafood, and traditional southern dishes, as well as a “Voodoo” style lounge, all under one roof. Alice Cooper’stown restaurants are rock and roll and sports themed featuring a connection to the music celebrity Alice Cooper.
      Summary Financial Information. Set forth below is certain summary financial information for each of the Company’s last two fiscal years excerpted from the Company 10-K, as well as unaudited financial information for the fiscal quarter ended March 27, 2006 excerpted from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2006. More comprehensive financial information is included in the referenced filings (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

Main Street Restaurant Group, Inc.
Selected Consolidated Financial Information

		Fiscal Year Ended:
	Fiscal Quarter Ended:
	March 27, 2006	December 26, 2005	December 27, 2004

	(In thousands, except per share amounts)
Statements of Operations Data:
Revenue	$65,269	$239,729	$224,751
Restaurant operating expenses	58,058	222,000	208,341
Other operating expenses and income	3,178	19,725	11,663
Operating income (loss)	4,033	(1,996)	4,747
Net income (loss)	3,423	(7,796)	953
Earnings (loss) per share:
Basic	0.20	(0.48)	0.07
Diluted	0.19	(0.48)	0.07
Balance Sheet Data:
Total assets	103,058	99,409	103,172
Total liabilities	70,417	70,460	73,887
Total stockholders’ equity	32,641	28,949	29,285
      Other Financial Information. To the knowledge of Mr. Honigfeld, Offeror and BMS, the Company does not as a matter of course make public forecasts as to its future financial performance. However, in connection with the negotiations among Mr. Honigfeld, BMS, Offeror, the Company, and their representatives, the Company furnished to Offeror and its representatives certain nonpublic information regarding the Company’s projected operating performance. Such information included, among other things, the Company’s projections of revenue, gross profit, earnings before interest, taxes, depreciation, and amortization (“EBITDA”), and net income for the Company for the Company’s fiscal years 2006 through 2008 (the “Projections”). Later years are not included due to the inherent unreliability of long-term projections. Set forth below is a summary of such Projections. The Projections have not been adjusted to reflect the effects of the Offer or the Merger or the incurrence of indebtedness in connection therewith. These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described below.

	Fiscal 2006	Fiscal 2007	Fiscal 2008

	(In millions)
Revenue	$253.3	$274.1	$299.8
Gross Profit	186.5	201.8	220.7
EBITDA	19.2	22.5	25.6
Net Income	7.0	8.1	6.7
      The Projections were not prepared with a view to compliance with the guidelines established by the SEC or the American Institute of Certified Public Accountants regarding projections and forecasts and are included herein only because such information was provided to Offeror and its representatives. The Projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by an independent accounting firm, nor did any such firm perform any other services with respect thereto. The Projections reflect numerous assumptions, all made by the Company or its financial advisors, with respect to industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which were subject to approval by Mr. Honigfeld, BMS, Offeror, or any of their representatives. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. The inclusion of the Projections herein should not be regarded as an indication that any of Mr. Honigfeld, BMS, Offeror, the

Company, or any of their respective representatives considered or consider the Projections to be a reliable prediction of future events, and the Projections should not be relied upon as such. None of Mr. Honigfeld, BMS, Offeror, the Company, or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy, or completeness of the Projections. None of Mr. Honigfeld, BMS, Offeror, the Company, or any of their respective representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error.
      Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning Bradford L. Honigfeld, Offeror, BMS and Certain Affiliates.
      Offeror, a Delaware corporation, is a wholly owned subsidiary of BMS, a Nevada corporation. BMS is wholly owned by Mr. Honigfeld. Offeror and BMS were formed by Mr. Honigfeld for the purpose of acquiring the Company and have not carried on any activities other than in connection with the Offer and the Merger. Mr. Honigfeld is the sole director, president, secretary and treasurer of each of Offeror and BMS. In addition, Mr. Honigfeld is also the owner of several New Jersey based companies known as The Briad Group, a consortium of hospitality companies whose principal businesses are the ownership and operation of franchises in the restaurant and hotel industries and interests in other properties. The Briad Group consists of three operating divisions: (i) a casual dining group that includes 18 TGI Friday’s restaurants, (ii) a quick service restaurant group that includes 50 Wendy’s Old Fashioned Hamburger restaurants, and (iii) a lodging group that develops, builds and manages Hilton and Marriott hotels, including six hotels that have been owned and operated by The Briad Group during the last five years and an additional five hotels currently under development by The Briad Group. The principal business address and business telephone number of Mr. Honigfeld, BMS, Offeror, and The Briad Group is 78 Okner Parkway, Livingston, New Jersey 07039 and (973) 597-6433. The principal business activities of The Briad Group are conducted primarily through Briad Restaurant Group, L.L.C. and Briad Wenco, L.L.C., each a New Jersey limited liability company wholly owned by Mr. Honigfeld. The Briad Group also consists of approximately 30 other entities, most of which are limited liability companies wholly owned by Mr. Honigfeld, which own one or more of the businesses described hereinabove. During the past five years, Mr. Honigfeld has had no other material occupations, positions, offices, or employment other than as the owner of each of the entities which make up The Briad Group. Mr. Honigfeld, BMS, Offeror, and The Briad Group are hereafter collectively referred to as the “Purchaser Group.”
      As of June 1, 2006, Mr. Honigfeld, either directly or indirectly through Offeror and BMS, was the beneficial owner of 2,260,802 Shares. In addition, on May 19, 2006 Offeror and BMS entered into Stock Tender and Voting Agreements (collectively, the “Stock Tender and Voting Agreements”) with several of the Company’s affiliates and significant stockholders who, in the aggregate, beneficially own 6,646,088 Shares and who have agreed to tender such Shares in the Offer and designated Offeror as their lawful proxy and attorney-in-fact with respect to voting the Shares in connection with the Merger and other matters. See

Section 13 — “The Transaction Documents” of this Offer to Purchase for a complete description of the terms of the Stock Tender and Voting Agreements.
      In addition, on April 20, 2005, Mr. Honigfeld entered into an Amended and Restated Stock Purchase Agreement with Bart A. Brown, Jr. (the “Brown Purchase Agreement”) which provided for, among other things, the acquisition by Mr. Honigfeld of 1,689,296 outstanding Shares (which are included in the 2,260,802 Shares beneficially owned by Mr. Honigfeld as of June 1, 2006) and rights in other Shares reserved for future issuance upon the exercise of options owned by Mr. Brown. The Brown Purchase Agreement was filed as Exhibit 1 to Mr. Honigfeld’s Schedule 13D filed with the SEC on April 29, 2005. On April 19, 2006, Mr. Honigfeld and Mr. Brown executed a letter agreement (the “Letter Agreement”) which provided for, among other things, a prohibition on Mr. Brown’s exercise of his options (in which case they will expire unexercised) and, in the event of a tender offer by Mr. Honigfeld or his affiliates, Mr. Brown would receive from Mr. Honigfeld or Offeror an amount equal to $339,191.25.
      Except as described in this Offer to Purchase, (i) none of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any affiliate of any member of the Purchaser Group, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
      Except as provided in the Merger Agreement, the Stock Tender and Voting Agreements, the Brown Purchase Agreement, the Confidentiality Agreement (as such term is defined in Section 13 — “The Transaction Documents” of this Offer to Purchase) or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any affiliate of any member of the Purchaser Group has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
      Except as provided in the Merger Agreement, the Confidentiality Agreement or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group has, or during the past two years had, any business relationship or transaction, nor is there any present or proposed arrangement, with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between any members of the Purchaser Group or any of their subsidiaries, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
      None of the members of the Purchaser Group has, during the past five years, been (1) convicted in a, or is a named subject in a pending, criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

10.	Source and Amount of Funds.
      The Offer is not conditioned on the Offeror or BMS obtaining any financing. Because the only consideration in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer and the Merger, we believe the financial condition of the Offeror and BMS is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.
      If all Shares are tendered to and purchased by Offeror, the aggregate purchase price will be approximately $104.6 million, exclusive of the Offeror’s and BMS’s estimated related transaction fees and expenses (exclusive of the refinancing of the Company’s indebtedness). The Offeror and BMS intend to obtain all funds required to complete the purchase of the Shares pursuant to the Offer and the Merger through a combination of equity investment by Mr. Honigfeld and debt financing to be provided by one or more lenders (as described below). Any and all funds initially drawn from the Credit Facilities (as defined below) by the Offeror and BMS (excluding the $20 million revolving credit facility that is part of the Senior Credit Facility), together with an expected capital contribution to be made by Mr. Honigfeld, shall be used to: (i) fund the acquisition costs arising from the consummation of both the Offer and the Merger, (ii) repay certain outstanding indebtedness of the Company, and (iii) pay related transaction costs incurred in connection with the Offer and Merger (collectively, the “Aggregate Costs”). The expected drawings from the Credit Facilities by the Offeror and BMS, the expected capital contribution from Mr. Honigfeld, and the payment of the Aggregate Costs will in each case be made on the date which the Offer and Merger are simultaneously consummated by the Offeror, BMS and the Company in accordance with the Merger Agreement (the “Funding Date”).

The Senior Credit Facility
      The Offeror and BMS have established a $120 million credit facility (the “Senior Credit Facility”) with Bank of America, N.A., (“BOA”) as the Administrative Agent, the Swing Line Lender, the L/ C Issuer and a Lender, Banc of America Securities LLC, (“BAS”) as the Joint Lead Arranger and the Sole Book Manager, and such other parties as may become lenders under the Senior Credit Facility from time to time (together with BOA, the “Senior Lenders”). In connection with the Senior Credit Facility, the Offeror and BMS have entered into a Credit Agreement dated as of May 19, 2006 with BOA and BAS (the “Senior Credit Agreement”). Upon the consummation of the Merger on the Funding Date, the Company will become a party to, and co-borrower under, the Senior Credit Agreement and the Senior Credit Agreement will be guaranteed by all of the Company’s present and future subsidiaries. This summary is qualified in its entirety by reference to the Senior Credit Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated by reference herein.
      The Senior Credit Agreement provides for a term loan of $100 million and a revolving credit facility for loans of up to $20 million. Under the Senior Credit Agreement, the term loan matures on the sixth anniversary of the Funding Date, and loans under the revolving facility mature on the fifth anniversary of the Funding Date. The interest rate on outstanding borrowings under the Senior Credit Agreement is currently the Eurodollar Rate plus 300 basis points. The Offeror and BMS may also elect an interest rate representing the sum of (i) the higher of (x) BOA’s prime rate and (y) the Federal Funds rate plus 50 basis points, plus (ii) 150 basis points. The Senior Credit Agreement also currently requires a 50 basis point commitment fee on the unused borrowing capacity of the revolving credit facility, payable quarterly in arrears. As used herein, the term “Eurodollar Rate” means the per annum rate of interest equal to the British Bankers Association LIBOR Rate as published by Reuters (or other commercially available source providing quotations of such rate as designated by the Administrative Agent from time to time, or if not available, as determined by the Administrative Agent in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market), adjusted by the reserve percentage prescribed by governmental authorities. The Senior Credit Facility will be secured by a first priority lien on all of the assets of the Offeror and BMS (other than stock of itself or its subsidiaries).

      The Senior Credit Agreement also includes additional customary terms and conditions which include certain restrictions and covenants which limit, among other things, the payment of dividends, the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial covenants relating to maximum senior leverage, maximum lease adjusted leverage, minimum fixed charge coverage and the maximum amount of growth capital expenditures.
      Pursuant to the terms of the Senior Credit Agreement, the obligations of the Senior Lenders to provide the Senior Credit Facility are subject to the satisfaction of certain conditions precedent, including, among other conditions, the following:

(a) satisfaction of the conditions of the Offer and no withdrawal of the recommendation of the board of directors of the Company that the stockholders of the Company tender their Shares in connection with the Offer and of the consummation of the Merger;

(b) receipt by the Offeror of not less than $35 million from the Subordinated Lenders and $12.4 million from Mr. Honigfeld;

(c) execution of certain auxiliary and collateral documents which are exhibits to the Senior Credit Agreement, including receipt of legal opinions, as well as a first priority perfected lien on the assets of the Offeror and BMS;

(d) receipt by the Offeror, BMS and the Company of all licensing, governmental, franchisor, landlord or stockholder approvals or consents (including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) required to be obtained in connection with the purchase of Shares pursuant to the Offer which have not already been obtained;

(e) receipt by the Offeror, BMS and the Company of certain title commitments, title policies and other insurance;

(f) absence of a material adverse change with respect to the Offeror, BMS or the Company and its subsidiaries or any pending claims, investigations or litigation relating to the Offeror or the Company that could reasonably be expected to result in a material adverse change for the Offeror or the Company;

(g) repayment of certain existing indebtedness of the Company; and

(h) payment of the Administrative Agent’s and the Senior Lenders’ fees and out-of-pocket expenses incurred in connection with the Senior Credit Facility.

The Subordinated Credit Facility
      The Offeror and BMS have established a subordinated $35 million credit facility (the “Subordinated Credit Facility,” and together with the Senior Credit Facility, the “Credit Facilities”) with BOA, BAS, as the Sole Lead Arranger and the Sole Book Manager, and such other parties as may become lenders under the Subordinated Credit Facility from time to time (together with BOA, the “Subordinated Lenders”). In connection with the Subordinated Credit Facility, the Offeror and BMS have entered into a Senior Subordinated Loan Agreement dated as of May 19, 2006 with BOA and BAS (the “Subordinated Loan Agreement,” and together with the Senior Credit Agreement, the “Loan Agreements”). Upon the consummation of the Merger on the Funding Date, the Company will become a party to, and co-borrower under, the Subordinated Loan Agreement. This summary is qualified in its entirety by reference to the Subordinated Loan Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated by reference herein.
      The Subordinated Loan Agreement provides for a loan to the Offeror and BMS of $35 million at an interest rate of 14% per annum, maturing on the seventh anniversary of the Funding Date. The Subordinated Loan Agreement also includes additional customary terms and conditions which include certain restrictions and covenants which limit, among other things, the payment of dividends, the incurrence of additional indebtedness, the incurrence of liens, the disposition of assets and the layering of other indebtedness, and which require compliance with certain financial covenants.

      Pursuant to the terms of the Subordinated Loan Agreement, the obligations of the Subordinated Lenders to provide the Subordinated Credit Facility are subject to the satisfaction of certain conditions precedent, including, among other conditions, the following:

(a) satisfaction of the conditions of the Offer and no withdrawal of the recommendation of the board of directors of the Company that the stockholders of the Company tender their Shares in connection with the Offer and of the consummation of the Merger;

(b) receipt by the Offeror of not less than $100 million from the Senior Lenders and $12.4 million from Mr. Honigfeld;

(c) execution of certain auxiliary documents which are exhibits to the Subordinated Loan Agreement, including receipt of legal opinions;

(d) receipt by the Offeror, BMS and the Company of all licensing, governmental, franchisor, landlord or stockholder approvals or consents (including approval under the HSR Act) required to be obtained in connection with the purchase of Shares pursuant to the Offer which have not already been obtained;

(e) absence of a material adverse change with respect to the Offeror, BMS or the Company and its subsidiaries or any pending claims, investigations or litigation relating to the Offeror or the Company that could reasonably be expected to result in a material adverse change for the Offeror or the Company;

(f) repayment of certain existing indebtedness of the Company; and

(g) payment of the Subordinated Lenders’ fees and out-of-pocket expenses incurred in connection with the Subordinated Credit Facility.
      Except as set forth hereinabove, Offeror has no other or alternative financing plans.

11.	Background of Offer; Past Contacts or Negotiations with the Company.
      Bradford L. Honigfeld, President of Offeror and BMS, and William G. Shrader, Chief Executive Officer and President of the Company, have known each other for a number of years and have discussed informally from time to time a possible strategic transaction between the Company and Mr. Honigfeld. These discussions did not result in any formal action by either party. In addition, Mr. Honigfeld met with Kenda Gonzales and Wanda Williams, two of the Company’s directors as well as members of the Company’s Nominations and Corporate Governance Committee, in November 2004. Mr. Honigfeld was not offered a position on the Company’s board of directors.
      On April 14 and April 15, 2005, Mr. Honigfeld purchased an aggregate of 488,277 Shares in open market purchases for an aggregate purchase price of $1,238,500, with 452,209 Shares being acquired for a per Share price of $2.5276, and 36,068 Shares being acquired for a per Share price of $2.6486. Mr. Honigfeld acquired additional Shares on April 20, 2005, when he purchased 1,689,296 Shares from Bart A. Brown, Jr., a former member of the board of directors of the Company, in a private transaction for an aggregate purchase price of $5,271,491 ($3.1203/ Share). As part of such private transaction, Mr. Brown granted to Mr. Honigfeld an option to purchase those Shares issuable to Mr. Brown upon the exercise by Mr. Brown of those options previously granted to him by the Company to purchase up to 1,200,000 Shares following the exercise of such options. Mr. Honigfeld reported these transactions, and discussed the financing that he used therefor, by filing a Schedule 13D and a Form 3 with the SEC on April 29, 2005. According to the Schedule 13D, Mr. Honigfeld owned 14.87% of the issued and outstanding Shares on the date on which the Schedule 13D was filed. In an amendment to this Form 3 filed with the SEC on August 30, 2005, Mr. Honigfeld clarified that the total number of Shares that he had acquired in open market purchases at this time was 489,906 rather than 488,277, thus increasing his total ownership to 2,259,173 Shares.
      On May 26, 2005, the Company filed a Current Report on Form 8-K with the SEC reporting that on May 23, 2005, the Company announced that its board of directors adopted a Stockholders Rights Plan (the “Poison Pill”), pursuant to which the Company would make a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding Share. The dividend would be payable to stockholders of record at the close of business on May 31, 2005. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Stock”), at a price of $17.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment, upon the occurrence of certain specified events.
      On June 16, 2005, Mr. Honigfeld purchased an additional 81,600 Shares in open market transactions at a per Share purchase price of $3.27, thus increasing his total ownership to 2,260,802 Shares, or approximately 13.32% of the issued and outstanding Shares at that time. Mr. Honigfeld reported this transaction by filing a Form 4 with the SEC on June 21, 2005, which filing was amended on August 30, 2005 to reflect the additional 1,629 Shares that he acquired in April 2005 through open market purchases. The percentage of the issued and outstanding Shares owned by Mr. Honigfeld decreased due to the fact that on April 27, 2005, the Company entered into a Securities Purchase Agreement with CIC MSRG LP (“CIC”) pursuant to which the Company sold to CIC 2,325,581 Shares and warrants exercisable at $3.01 per Share to purchase up to 581,395 Shares for an aggregate purchase price of $5,000,000, or $2.15 per Share. CIC filed a Schedule 13D with the SEC on May 9, 2005 reporting that it beneficially owned 16.6% of the issued and outstanding Shares.
      In late June 2005, Mr. Honigfeld met with Mr. Shrader and John F. Antioco, the Chairman of the board of directors of the Company, at which time Mr. Honigfeld presented a draft preliminary indication of interest letter outlining his proposed purchase of all of the outstanding Shares not then owned by Mr. Honigfeld for an all-cash purchase price per Share of $4.10. The proposal was contingent upon, among other things, satisfactory completion of due diligence and documentation, the redemption of the Poison Pill by the board of directors, the waiver by the board of directors of the applicable provisions of Section 203 of the DGCL, obtaining required consents, approvals and authorizations, the execution of irrevocable agreements by certain stockholders of the Company to vote and/or consent to the terms of the proposed transaction, and obtaining financing for the proposed transaction. Messrs. Antioco and Shrader indicated to Mr. Honigfeld that the proposal would not be acceptable because of the multiple contingencies in the offer, the lack of guaranteed performance by Mr. Honigfeld, and the price offered. During the period following the rejection of his June proposal, Mr. Honigfeld continued to engage in discussions with his legal and financial advisors regarding a potential acquisition of the Company. At the same time, Mr. Honigfeld also engaged in informal discussions with certain members of the Company’s management team, including Mr. Shrader.
      After learning of the Company’s lack of interest in pursuing his proposal, Mr. Honigfeld expressed his concern over his ability to liquidate his position in the Shares because many of the Shares that he owned were restricted under applicable securities laws. The Company agreed to register such Shares for resale provided that Mr. Honigfeld paid the Company’s expenses, up to a maximum of $35,000, in connection with the registration. As a result, the Company filed a registration statement with the SEC on September 6, 2005, which was declared effective on September 15, 2005. Mr. Honigfeld paid $35,000 of the expenses of this registration statement.
      On October 12, 2005, Mr. Honigfeld submitted to the board of directors an unsolicited offer in which Mr. Honigfeld set forth an offer pursuant to which he and/or his affiliates would purchase all of the issued and outstanding Shares not then owned by him for an all-cash purchase price per Share of $5.75, subject to, among other things, satisfactory completion of due diligence and documentation, the redemption of the Poison Pill by the board of directors, the waiver by the board of directors of the applicable provisions of Section 203 of the DGCL, obtaining required consents, approvals and authorizations, the execution of irrevocable agreements by certain stockholders of the Company to vote and/or consent to the terms of the proposed transaction, and obtaining financing for the proposed transaction (“the “October Letter”). Mr. Honigfeld disclosed this offer in an amended Schedule 13D filed with the SEC on October 12, 2005. The offer letter was accompanied by a fully executed financing commitment letter from Jefferies Funding LLC of even date therewith, representing an aggregate commitment sufficient to finance the offer and to repay any and all then-existing indebtedness of the Company. In connection with this offer, Mr. Honigfeld formed the Offeror. Mr. Shrader informed Mr. Honigfeld on October 17, 2005 that the Company was not at that time interested in pursuing Mr. Honigfeld’s offer, and on October 18, 2005 the Company filed a Current Report on Form 8-K disclosing that the Company had rejected Mr. Honigfeld’s offer.

      In December 2005, the Company and its representatives contacted Mr. Honigfeld to determine if he was still interested in engaging in a potential acquisition of the Company. Following these discussions, on December 9, 2005 the Company and affiliates of Mr. Honigfeld entered into a confidentiality and standstill agreement pursuant to which, among other things, (i) Mr. Honigfeld and his affiliates agreed to maintain the confidentiality of certain proprietary information that the Company would furnish to them in connection with their evaluation of the Company, and (ii) Mr. Honigfeld and his affiliates agreed for a period of one year after the date of such agreement not to, directly or indirectly, acquire beneficial ownership of any of the Company’s assets or business or any securities issued by the Company. See Section 13 — “The Transaction Documents” of this Offer to Purchase.
      On February 2, 2006, Cowen and Company, LLC (“Cowen”), the Company’s independent financial advisor, sent to Mr. Honigfeld an Executive Summary of the Company prepared by Cowen, which contained certain financial projections, and advised Mr. Honigfeld that preliminary bids would be due on March 3, 2006. These projections are discussed in Section 8 — “Certain Information Concerning the Company” of this Offer to Purchase. The next day, Mr. Honigfeld received access to the on-line data room of legal and financial due diligence materials with respect to the Company. On February 13, 2006, Cowen sent to Mr. Honigfeld a preliminary bid letter setting forth certain additional information regarding the bidding process and the requirements of the indication of interest letter.
      From February 3, 2006 until March 3, 2006, Mr. Honigfeld and his representatives conducted a legal, accounting and financial due diligence review of the Company, focusing primarily on those materials made available in the data room and the financial forecasts provided by Cowen. Mr. Honigfeld also met and engaged in informal discussions with Mr. Shrader and other senior members of the Company’s management, and inspected certain of the Company’s TGI Friday’s restaurant sites throughout the United States, including, in particular, the recently-opened TGI Friday’s restaurant located in The Orleans Hotel and Casino in Las Vegas, Nevada. Based upon this review, on March 3, 2006, Mr. Honigfeld submitted to Cowen a non-binding preliminary bid to acquire all of the issued and outstanding Shares not then owned by Mr. Honigfeld and/or his affiliates for an all cash purchase price per Share of $5.75, subject to, among other things, the conditions set forth in the October Letter. At the time of this offer, Mr. Honigfeld engaged Jefferies & Company as his financial advisor for this transaction, and he attached to the preliminary bid a letter from Jefferies & Company confirming that it was highly interested in providing or arranging the debt financing required to acquire the Shares and refinance the Company’s then-existing indebtedness. Also attached to the letter was a list of additional due diligence items that Mr. Honigfeld requested be made available to him.
      Between March 4, 2006 and March 20, 2006, Mr. Honigfeld and his representatives engaged in discussions with Cowen and the Company regarding the amount and terms of his preliminary bid, and on March 10, 2006, Cowen advised Mr. Honigfeld to submit a revised and final proposal. As a result of these discussions and his continued due diligence investigation of the Company, on March 20, 2006 Mr. Honigfeld submitted to Cowen a letter in which he increased his bid to an all-cash purchase price per Share of $6.50, which price was subject to adjustment if the debt and cash levels of the Company of $36 million and $8.6 million, respectively, as set forth in the Company’s projections provided to Mr. Honigfeld, were not maintained at closing.
      Mr. Honigfeld and his advisors engaged in further discussions with Cowen and the Company between March 21, 2006 and March 27, 2006 regarding his revised proposal, during which discussions Cowen asked Mr. Honigfeld to revise his offer to remove the adjustments based on the Company’s debt and cash balances at the closing of the proposed transaction. On March 27, 2006, Mr. Honigfeld submitted to Cowen a further revised proposal in which he removed the provision whereby a closing adjustment would be made for deviations from projected cash and debt balances. Mr. Honigfeld and his advisors estimated that these adjustments could result in an effective per Share purchase price of approximately $6.25, rather than $6.50. In connection with the removal of this adjustment mechanism, and any attendant uncertainty as to the price to be paid to the Company’s stockholders, Mr. Honigfeld fixed the proposed per Share purchase price at $6.40.
      The March 27, 2006 proposal also memorialized Mr. Honigfeld’s expectation that: (i) lock-up/voting arrangements would be executed with key stockholders simultaneous with the signing of a definitive merger agreement; (ii) a provision pursuant to which Mr. Honigfeld would receive from the Company a $5,000,000 break-up fee, plus reimbursement for up to $2,000,000 in expenses, in the event that the Company accepted an alternative acquisition proposal, be included in the merger agreement; and (iii) Mr. Honigfeld would be granted a thirty (30) day exclusivity period during which he would confirm his due diligence, negotiate a merger agreement and finalize his financing.
      On March 29, 2006, Mr. Honigfeld provided an executed exclusivity agreement to the Company, which the Company executed and returned to Mr. Honigfeld on March 30, 2006. The exclusivity agreement provided that, until April 29, 2006 (which date was extended on April 26, 2006 to May 19, 2006), the Company and its representatives would (i) not, directly or indirectly, solicit, initiate or in any manner encourage, accept, respond to or consider, any alternative acquisition proposal from any person or entity other than Mr. Honigfeld and/or his affiliates relating to the acquisition of any of the capital stock and/or any assets of the Company; and (ii) promptly communicate to Mr. Honigfeld the identity of any person or entity making any such alternative acquisition proposal and furnish Mr. Honigfeld with copies of any such offer or proposal received. See Section 13 — “The Transaction Documents” of this Offer to Purchase.
      On April 3, 2006, Mr. Honigfeld received from the law firm of Greenberg Traurig, LLP (“Greenberg Traurig”), counsel to the Company, an initial draft of the Merger Agreement and the form of Stock Tender and Voting Agreement. The law firm of Pryor Cashman Sherman & Flynn LLP (“Pryor Cashman”), counsel to Mr. Honigfeld, BMS and Offeror, then prepared and sent to the Company a revised draft of the Merger Agreement and the form of Stock Tender and Voting Agreement on April 7, 2006. For the remainder of the period leading up to the execution of the Merger Agreement on May 19, 2006, Greenberg Traurig (on behalf of the Company) and Pryor Cashman (on behalf of BMS and the Offeror), negotiated the terms of the Merger Agreement (including the representations and warranties, covenants, and conditions to closing) and the form of the Stock Tender and Voting Agreement.
      As part of these discussions, the parties considered alternatives to the proposed structure of the transaction as a tender offer followed by a short-form merger, including a long-form merger that would require the solicitation of proxies pursuant to the provisions of the Exchange Act and the vote of the majority of the Shares. The approval of Mr. Honigfeld and his affiliates, and those stockholders who were to execute Stock Tender and Voting Agreements, who own approximately 51.7% of the outstanding Shares of the Company as of May 12, 2006, would constitute a sufficient number of the votes required to approve a long-form merger under the DGCL. In deciding to structure the transaction as a tender offer followed by a short-form merger, as opposed to a long-form merger, the parties considered the following:

•	in the Offer, each unaffiliated stockholder would individually determine whether to accept cash in exchange for his, her or its Shares;

•	unless the number of Shares validly tendered and not withdrawn satisfy the Minimum Condition, Offeror would not purchase any Shares in the Offer (unless Offeror waives such condition);

•	Offeror’s promise to effect the Merger, providing to stockholders the same consideration as in the Offer, promptly if the Minimum Condition is satisfied;

•	a tender offer followed by a short-form merger would permit Offeror to acquire the remaining minority interest in the Company on an expeditious basis and provide the stockholders that are unaffiliated with the Offeror or the Company with a prompt opportunity to receive cash in exchange for their Shares; and

•	unaffiliated stockholders who do not tender their Shares in the Offer could preserve their dissenters’ rights in the Merger under Section 262 of the DGCL.
      After reviewing the various structures for acquiring the minority stockholder interest in the Company, including the alternative method of acquiring such interest through a long-form merger, the parties decided to structure the transaction as a tender offer for all of the Shares of the Company not already owned by Offeror, to be followed by a short-form merger, subject to, among other conditions, the Minimum Condition.

      Also during this period, the parties negotiated the terms of a guaranty (the “Guaranty”), pursuant to which Mr. Honigfeld guaranteed that Offeror and BMS would each fully perform all of their respective obligations under the Merger Agreement. The Company requested that Mr. Honigfeld execute the Guaranty due to the fact that Offeror and BMS would hold limited assets at the time of the execution of the Merger Agreement. The parties agreed that the liability of Mr. Honigfeld under the Guaranty would not exceed the sum of: (i) the “fair market value” of all Shares held by Mr. Honigfeld, Offeror, BMS or any other affiliate of Mr. Honigfeld on the date of the execution of the Guaranty (the “Guarantor’s Shares”), plus (ii) $12,400,000. “Fair market value” is defined in the Guaranty as the product of the number of Guarantor’s Shares multiplied by the closing price of the Shares as reported by the Nasdaq National Market on the day preceding the date that Mr. Honigfeld delivers the Guarantor’s Shares in satisfaction of a claim by the Company for enforcement of the Guaranty less the amount of indebtedness incurred by Mr. Honigfeld in connection with his purchase of the Guarantor’s Shares and secured by such Guarantor’s Shares. If Mr. Honigfeld dies or becomes mentally incapacitated, the Guaranty shall terminate and be of no further force and effect.
      From April 3, 2006 until May 19, 2006, Mr. Honigfeld and his affiliates continued their due diligence review of the Company, and negotiated the financial arrangements with Bank of America, N.A. that are more fully described in Section 10 — “Source and Amount of Funds” of this Offer to Purchase. The Company also approached TGI Friday’s, Inc., a New York corporation, the franchisor of all of the TGI Friday’s restaurants operated by the Company, to advise it of the proposed transaction between Mr. Honigfeld and the Company, and to seek its waiver of any rights of first refusal that it may have, and to obtain any necessary consents, relating to the proposed transaction under the franchise agreements between TGI Friday’s and the Company. TGI Friday’s waived its rights of first refusal in a letter dated April 18, 2006. TGI Friday’s also advised Mr. Honigfeld that it is consenting to the proposed transaction through entering into revised franchise agreements with the Company for all of the TGI Friday’s restaurants operated by the Company following the consummation of the transaction.
      On May 19, 2006, Greenberg Traurig delivered to Mr. Honigfeld what the parties believed to be substantially completed drafts of all documents, including the definitive Merger Agreement and the Stock Tender and Voting Agreements. The parties executed these agreements on May 19, 2006.
      On Monday, May 22, 2006, prior to the opening of the trading of the Shares on the Nasdaq National Market, a press release announcing the execution of the Merger Agreement was issued. On June 1, 2006, Offeror commenced the Offer.

12.	Purpose of the Offer; The Merger; Plans for the Company.
      Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Offeror to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, Offeror and the Company intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of BMS. The Offer is being made pursuant to the Merger Agreement.
      Approval. Under the DGCL, the approval of the board of directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The board of directors of the Company has approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If the Minimum Condition is satisfied, we believe Offeror will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of the Company’s stockholders.
      Stockholder Meetings. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders as promptly as practicable following consummation or termination of the Offer for the purpose of considering and voting on the Merger and the Merger Agreement.

The Company, acting through its board of directors, has further agreed that if a stockholders’ meeting is convened, the board of directors shall recommend that stockholders of the Company vote to approve the Merger and adopt the Merger Agreement. At any such meeting, all of the Shares then owned by BMS, Offeror, Mr. Honigfeld and any of their respective affiliates, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger.
      Short-form Merger. Under the DGCL, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company’s stockholders. In such event, BMS and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as promptly as practicable following consummation or termination of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.
      Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Offeror seeks to acquire the remaining Shares not held by it. Offeror believes, however, that Rule 13e-3 is not applicable to the Offer and will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.
      Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Offeror will be the initial directors of the Surviving Corporation, and the officers of Offeror will be the initial officers of the Surviving Corporation, except as otherwise provided by Offeror in writing. Upon completion of the Offer and the Merger, BMS intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, BMS will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist; however, BMS anticipates that it will dispose of certain non-core, non-TGI Friday’s assets of the Company as well as certain underperforming TGI Friday’s restaurants.
      Extraordinary Corporate Transactions. Except as indicated in this Offer to Purchase, neither BMS nor Offeror has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company’s capitalization or dividend policy or any other material changes in the Company’s corporate structure or business, or the composition of the Company’s board of directors or management.

13.	The Transaction Documents.

Merger Agreement
      A copy of the Merger Agreement is filed as an exhibit to the Schedule TO and is incorporated herein by reference. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. The Merger Agreement contains representations and warranties that the parties made to each other as of specified dates. The representations and warranties are qualified by information in confidential disclosure schedules that were exchanged in connection with the signing of the Merger Agreement. While Offeror does not believe that such disclosure schedules contain information securities laws require Offeror to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, readers should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement.
      Commencement of Offer. The Merger Agreement provides for the commencement of the Offer not later than June 1, 2006, provided that the Merger Agreement has not been terminated in accordance with its terms. BMS, Offeror and the Company are required to use commercially reasonable efforts to take all action as may be necessary, proper or advisable in order to effectuate the Offer and the Merger as promptly as practicable and to carry out the transactions provided for or contemplated by the Merger Agreement.
      Merger. The Merger Agreement provides that upon the terms and subject to the satisfaction or waiver of the conditions of the Merger Agreement, and in accordance with the applicable provisions of the Merger Agreement and the DGCL, at the Effective Time, Offeror shall be merged with and into the Company, with the Company continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.
      Vote Required to Approve Merger. See Section 12 — “Purpose of the Offer; The Merger; Plans for the Company” of this Offer to Purchase.
      Conversion of Securities. At the Effective Time of the Merger, each Share issued and outstanding immediately prior thereto (other than Shares owned by Offeror, BMS, any direct or indirect subsidiary of Offeror or BMS, the Company, or any direct or indirect subsidiary of the Company, which shall automatically be cancelled and shall cease to exist with no payment being made with respect thereto, and other than Shares with respect to which appraisal rights are properly exercised), will automatically be converted into and become a right to receive $6.40 in cash upon the surrender of the certificate formerly representing such Share. Each share of Offeror’s common stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of such shares, be converted into and shall thereafter evidence one validly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation.
      Treatment of Stock Options. The Merger Agreement provides that, with respect to all outstanding Company Options granted under the Company Option Plans or otherwise, at the Effective Time, subject to the terms and conditions set forth in this subsection, each holder of a Company Option will be entitled to receive from the Company, and shall receive, in settlement of each Company Option, a cash amount (the “Cash Amount”) equal to the net amount of (i) the product of (A) the excess, if any, of Merger Price over the exercise price per share of such Company Option at the Effective Time, multiplied by (B) the number of shares subject to such Company Option, less (ii) any required tax withholdings and other amounts required by law to be withheld with respect to such Company Option. If the exercise price per share of any Company Option equals or exceeds the Merger Price, the Cash Amount therefor shall be zero. The Merger Agreement further provides that, effective as of the Effective Time, all Company Option Plans shall terminate and the Company shall take all action, including any necessary amendments to the Company Option Plans, as is necessary prior to the Effective Time to terminate all Company Option Plans so that on and after the Effective Time no current or former employee, director, consultant or other person shall have any option to purchase shares of Company common stock or any other equity interests in the Company under any Company Option Plan.
      Treatment of Warrants. The Merger Agreement provides that, with respect to all outstanding Warrants, at the Effective Time, all outstanding and unexpired Warrants shall be cancelled and each holder of a cancelled Warrant shall be entitled to receive, in consideration for the cancellation of such Warrant, an amount in cash equal to (i) the product of (A) the excess, if any, of the Merger Price over the exercise price per Share previously subject to such Warrant multiplied by (B) the number of Shares previously subject to such Warrant, less (ii) any required tax withholdings and other amounts required by law to be withheld with respect to such Warrant, payable to the holder of such Warrant upon surrender of the certificate or other document evidencing such Warrant to the Surviving Corporation. The cash payment for cancelled Warrants is conditioned upon the Warrant holder waiving all right, title and interest in the Warrants.
      Treatment of Restricted Stock Units. In 2005, the Company entered into Restricted Stock Unit Agreements (the “Grant Agreements”) with various members of the Company’s senior management, whereby the Company granted restricted stock units (“RSUs”) to such individuals. As of May 19, 2006, there were an aggregate of 127,500 RSUs outstanding. The Grant Agreements provide that all of the RSUs granted to any individual shall vest upon a transfer of control of the Company, and that all of the Shares corresponding to such holder’s vested RSUs shall be distributed to such holder as soon as administratively practicable following a transfer of control. In connection with the execution of the Merger Agreement, each holder of RSUs entered into an agreement with the Company whereby each such holder agreed to accept a cash payment of $6.40 per share instead of the shares of Common Stock that such holder would receive pursuant to such holder’s Grant Agreement upon the transfer of control effected by the Merger Agreement. The aggregate payment to be made to the holders of RSUs is $816,000, less any required tax withholdings.
      Conditions to Obligations of All Parties to Merger Agreement. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(i) if required under the DGCL, the stockholders of the Company shall have duly adopted the Merger Agreement;

(ii) either (a) Offeror shall have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, or (b) a Cash Merger is required in accordance with the Merger Agreement;

(iii) the consummation of the Merger shall not have been restrained, enjoined, prohibited, or restricted by any order, judgment, decree, injunction, or ruling of a court of competent jurisdiction or any governmental entity, or there exists a statute, rule, or regulation enacted, promulgated, or deemed applicable to the Merger by any governmental entity which prevents or materially restricts the consummation of the Merger or has the effect of making the Merger illegal; provided, however, that each of the Company, BMS and Offeror shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered prior to it having become final and nonappealable; and

(iv) any applicable waiting period (or any extension thereof) under the HSR Act, or under any other applicable statutes or regulations relating to the Merger, has not expired or terminated.
      Conditions to Obligations of Offeror. See Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of the conditions to the obligations of Offeror under the Merger Agreement.
      Top-Up Option. Pursuant to the terms of the Merger Agreement, the Company has granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only after Offeror’s acceptance for payment of more than 85% but less than 90% of the Shares then outstanding (the “Top-Up Exercise Event”), to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by BMS and Offeror immediately prior to the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares then outstanding (assuming issuance of the Shares pursuant to the Top-Up Option) at $6.40 per Share. However, the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, Offeror would own more than 90% of the Shares then outstanding, and in no event shall the Top-Up Option be exercisable for an amount of Shares in excess of the Company’s then authorized but unissued Shares (giving effect to Shares reserved for issuance pursuant to outstanding options, warrants, or other stock awards as though such Shares were outstanding).
      Offeror may exercise the Top-Up Option, in whole but not in part, at any time after the Top-Up Exercise Event and prior to the earliest to occur of (i) the effective time of the Merger, (ii) the tenth business day after the occurrence of a Top-Up Exercise Event, or (iii) the termination of the Merger Agreement.

      Schedule 14D-9. In the Merger Agreement, the Company has agreed, contemporaneously with the filing of Offeror’s Schedule TO, to file with the SEC and mail to the holders of Shares a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) containing, subject to the exceptions set forth below under “Nonsolicitation Obligations and Exceptions,” the recommendation of the board of directors that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if necessary, approve the Merger and adopt the Merger Agreement.
      Board of Directors. Subject to compliance with applicable law, effective upon payment by Offeror for not less than a majority of the Shares pursuant to the Offer, and from time to time thereafter, BMS shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors as is equal to the product of (i) the total number of directors on the board of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by BMS or any of its affiliates bears to the total number of Shares then outstanding, and the Company shall promptly take all actions necessary to cause BMS’s designees (“BMS Insiders”) to be so elected, including, if necessary, by increasing the number of directors or seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time, the board of directors shall always have at least three members who are not officers, directors, stockholders, or designees of BMS or any of its affiliates, and the Company shall continue to comply with the Nasdaq National Market requirements with respect to independent directors. If the number of directors who are not BMS Insiders is reduced below three for any reason prior to the Effective Time, the remaining directors who are not BMS Insiders (or if there is only one director who is not a BMS Insider, the remaining director who is not a BMS Insider) shall, to the fullest extent permitted by applicable law, be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, stockholder, or designee of BMS or any of its affiliates and who shall be a director not deemed to be a BMS Insider for all purposes of the Merger Agreement. The Company is also obligated to comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the matters described in this subparagraph, including mailing to stockholders together with the Schedule 14D-9 the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable BMS’s designees to be elected to the board of directors. BMS will supply the Company and be solely responsible for any information with respect to itself and its officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.
      Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to BMS and Offeror, including, but not limited to, representations and warranties relating to the Company’s organization and qualification, the Company’s subsidiaries, capitalization and authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, required Consents, the accuracy of the Company SEC Reports (including the financial statements contained therein), the absence of certain material adverse changes or events since December 26, 2005, litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, Company Plans, labor matters, the documents supplied by the Company relating to the Offer, Company Intellectual Property, the payment of Taxes, arrangements with financial advisors, the absence of Affiliate Transactions, and title to its property.
      BMS and Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to BMS and Offeror’s organization and qualification, their authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, required Consents and the availability of sufficient financing to consummate the Offer.
      Conduct of Company’s Business Pending Merger. The Company has agreed that, except as contemplated by the Merger Agreement or with the prior written consent of BMS, prior to the earliest to occur of (a) such time as BMS Insiders shall constitute a majority of the Company’s board of directors, (b) such time as the Merger Agreement is terminated in accordance with its terms, and (c) the Effective Time, the Company will, and will cause each of its subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact the business or organization of the Company and each of its subsidiaries and to keep available the services of its and their present officers, consultants, and key employees, and (iii) use its commercially reasonable efforts to preserve the goodwill of those having business relationships with it, as well as with officials and employees of government agencies and other entities which regulate the Company, its subsidiaries, and their respective businesses.
      The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, and except as otherwise contemplated by the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, without the prior written consent of BMS, which consent will not be unreasonably withheld (except as expressly permitted in subparagraph (xiv) below) or delayed:

(i) adopt any amendment to its certificate of incorporation, bylaws, or comparable organizational documents;

(ii) sell, pledge, or encumber any stock owned by it in any of its subsidiaries;

(iii) except for issuances of capital stock of the Company’s subsidiaries to the Company or a wholly owned subsidiary of the Company, (1) issue, reissue, sell, or convey, or authorize the issuance, reissuance, sale, or conveyance of (A) shares of capital stock (or other ownership interests) of any class (including shares held in treasury), or securities convertible or exchangeable into capital stock (or other ownership interests) of any class, or any rights, warrants or options to acquire any such convertible or exchangeable securities or capital stock (or other ownership interests), or any Voting Debt, other than the issuance of Shares (and the related Rights), in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, and pursuant to the exercise of Options and Warrants outstanding on the date of the Merger Agreement, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; or (2) make any other changes in the capital structure of the Company, or in the case of clauses (1) and (2), propose or agree to do any of the foregoing;

(iv) declare, set aside, or pay any dividend or other actual, constructive, or deemed distribution (whether in cash, securities, or property or any combination thereof) in respect of any class or series of its capital stock, or otherwise make any payments to stockholders in their capacity as stockholders, other than any distribution by a subsidiary of the Company to the Company or a wholly owned subsidiary of the Company;

(v) split, combine, subdivide, reclassify or redeem, purchase, or otherwise acquire, or propose to redeem or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any of its other securities;

(vi) increase the compensation or fringe benefits payable or to become payable to its present or former directors, officers, consultants, or employees (whether from the Company or any of its subsidiaries), or pay or award any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock, or performance units pursuant to the Company Option Plans or otherwise), or grant any severance or termination pay to, or enter into any employment, severance, or other compensation agreement with, any director, officer, consultant, or employee of the Company or any of its subsidiaries, or establish, adopt, enter into, amend, or waive in any material respect any performance or vesting criteria or accelerate vesting or exercisability under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance, or other employee benefit plan, agreement, trust, fund, policy, or arrangement for the benefit or welfare of any present or former director, officer, consultant, or employee (any of the foregoing being an “Employee Benefit Arrangement”), except in each case (1) to the extent required by applicable law or regulation, (2) to the extent required under existing Employee Benefit Arrangements as described in the Company Disclosure Schedule, and (3) for normal increases in salary, wages, and benefits of non-executive employees in the ordinary course of business consistent with past practice that do not result in a material increase in benefits or compensation expense to the Company or any of its subsidiaries;

(vii) acquire, mortgage, encumber, license, sell, lease, or dispose of any assets (other than inventory) or securities which are material to the Company and its subsidiaries, taken as a whole, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of business;

(viii) (1) incur, assume, guarantee, or prepay any indebtedness, except that the Company and its subsidiaries may incur, assume, or prepay indebtedness in the ordinary course of business consistent with past practice under existing lines of credit, (2) assume, guarantee, endorse, or otherwise become liable or responsible (whether directly, contingently or otherwise) for significant obligations of any other person other than a wholly owned subsidiary of the Company, (3) pay, discharge, or satisfy any claims, liabilities, or obligations (absolute, accrued, contingent, or otherwise), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business and consistent with past practice, (4) make any loans, advances, or capital contributions to, or investments in, any other person, except to employees in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions, or investments between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company, (5) authorize or make any capital expenditures other than in the ordinary course of business consistent with past practice, or (6) vary the Company’s business practices (including, without limitation, its inventory practices) in any material respect from the Company’s past practices;

(ix) settle or compromise any suit or claim or threatened suit or claim where the uninsured amount to be paid is greater than $100,000 or where the settlement or compromise would include an admission by the Company or any subsidiary of its non-compliance with any securities or other applicable law;

(x) authorize, recommend, propose, or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its subsidiaries;

(xi) make any tax election not required by law or settle or compromise any material tax liability;

(xii) (1) waive any rights of substantial value, (2) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries, or (3) other than in the ordinary course of business consistent with past practice, make any payment, direct or indirect, of any material liability of the Company or any of its subsidiaries before the same comes due in accordance with its terms;

(xiii) voluntarily permit any material insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payee to be canceled or terminated, except in the ordinary course of business consistent with past practice;

(xiv) enter into or amend any material lease, contract, or agreement other than in the ordinary course of business consistent with past practice (and the Company agrees that BMS may withhold its consent to the entry into or amendment of any (1) real property lease or (2) material contract or agreement having a duration of more than 18 months, in BMS’s sole and absolute discretion); provided, however, that the Company may not under any circumstance waive or release any of its rights under any confidentiality or standstill agreement to which it is a party;

(xv) except as may be required as a result of a change in law or under GAAP, make any change in its methods, principles, and practices of accounting, including tax accounting policies and procedures;

(xvi) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, or other business organization or division thereof or, except in the ordinary course of business consistent with past practice, any material assets;

(xvii) enter into any joint venture, partnership, or similar agreement;

(xviii) make any application or filing with any Governmental Entity outside the ordinary course of business consistent with past practice;

(xix) adopt or amend any resolution or agreement concerning indemnification of its directors, officers, employees, or agents; or

(xx) agree in writing or otherwise to take any of the foregoing actions or voluntarily take any action which could reasonably be expected to cause any representation or warranty in the Merger Agreement to be or become untrue or incorrect in any material respect or could reasonably be expected to cause any condition to the consummation of the transactions contemplated by the Merger Agreement not to be satisfied.
      Nonsolicitation Obligations and Exceptions. The Company agreed in the Merger Agreement to immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below), and, if not previously requested, to promptly request each person that executed prior to the date of the Merger Agreement a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy all confidential or other nonpublic information furnished to such person by the Company or on the Company’s behalf prior to the date of the Merger Agreement.
      The Company also agreed in the Merger Agreement that it shall not, and shall not permit or cause any of its subsidiaries to, nor shall it authorize or permit any Company Representatives to, directly or indirectly (except as set forth below), (i) initiate, solicit, encourage (including by way of furnishing non-public information or assistance), induce or take any other action to facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential or other nonpublic information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) withdraw or modify in any manner adverse to Offeror, the approval or recommendation by the board of directors of the Offer, the Merger Agreement, or the Merger, or (iv) cause the Company to enter into an Acquisition Agreement (as defined below) or approve or recommend any Acquisition Proposal.
      Notwithstanding the foregoing, prior to the acceptance for payment of the Shares pursuant to the Offer (or the approval by the stockholders, if a Cash Merger is utilized), the Company may, and may authorize and permit the Company Representatives to, furnish or cause to be furnished confidential or other nonpublic information and may participate in such negotiations and discussions or take any other action otherwise prohibited by the Merger Agreement with any person (unless such other action is subject to the restrictions set forth below, in which case such other action shall only be permitted in accordance with such restrictions) that, after the date of the Merger Agreement, makes a bona fide unsolicited proposal to enter into a business combination with the Company pursuant to an Acquisition Proposal that the board of directors in good faith reasonably determines (after having consulted with outside legal counsel and its independent financial advisor) is likely to result in a Superior Acquisition Proposal (as defined below), but only if and to the extent that (i) the board of directors determines in good faith (after having consulted with outside legal counsel) that such action is necessary in order for the board of directors to comply with its fiduciary duties under applicable law, (ii) prior to taking such action, the Company (A) provides advance written notice to BMS that it has received a request for nonpublic information (including a summary of the material terms of the Acquisition Proposal) and that it intends to take such action and (B) receives from such person an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the letter agreement dated as of December 9, 2005 between the Company and certain affiliates of Mr. Honigfeld, (iii) prior to furnishing any nonpublic information to any such person, the Company furnishes such nonpublic information to BMS (to the extent that such nonpublic information has not been previously furnished by the Company to BMS), and (iv) neither the Company nor any of its subsidiaries nor any of the Company Representatives shall have violated any of the provisions set forth under “Nonsolicitation Obligations and Exceptions.”
      The Company has also agreed that the board of directors (or any committee thereof) shall not approve any letter of intent, agreement in principle, acquisition agreement, or similar agreement relating to any Acquisition Proposal (an “Acquisition Agreement”). However, the Company may terminate the Merger Agreement if (i) the board of directors has received a Superior Acquisition Proposal, (ii) in light of such Superior Acquisition Proposal, the board of directors has determined in good faith (after having consulted with outside legal counsel) that it would be necessary for the board of directors to terminate the Merger

Agreement in order to comply with its fiduciary duties under applicable law, (iii) the Company has notified BMS in writing of the price and other material terms of the Superior Acquisition Proposal and the determinations described in clause (ii) above, (iv) at least three (3) business days following receipt by BMS of the notice referred to in clause (iii) above, and taking into account any revised proposal made by BMS in writing since receipt of the notice referred to in clause (iii) above, such Superior Acquisition Proposal (as the same may have been modified or amended, but provided that BMS shall have received the foregoing requisite notice of any such modification or amendment) remains a Superior Acquisition Proposal and the board of directors has again made the determinations referred to in clause (ii) above, (v) during the three (3) business day period referred to in the preceding clause (iv), the Company and its advisors shall have negotiated in good faith with BMS to make such adjustments in the terms and conditions of the Merger Agreement as would enable BMS to proceed with the transactions contemplated by the Merger Agreement, (vi) the Company shall not be in material breach of the provisions set forth under “Nonsolicitation Obligations and Exceptions,” (vii) the board of directors concurrently or previously approves, and the Company concurrently or previously enters into, a definitive Acquisition Agreement providing for the implementation of such Superior Acquisition Proposal, and (viii) the Company shall have paid the Termination Fee and BMS Expenses described under “Termination” below, in the manner contemplated thereby.
      Under the Merger Agreement, “Superior Acquisition Proposal” means any Acquisition Proposal that the board of directors determines in its good faith judgment (after consultation with the Company’s outside legal counsel and independent financial advisor) to be (A) on terms superior in value from a financial point of view and more favorable to the holders of Shares than the transactions contemplated by the Merger Agreement, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any offer by BMS to amend the terms of the transactions contemplated by the Merger Agreement), and (B) reasonably capable of being completed, taking into account all financial, regulatory, legal, and other aspects of such proposal and the identity and nature of the financing of the person or entity making such proposal.
      Further, under the Merger Agreement, “Acquisition Proposal” means (A) any offer or proposal from any person relating to any direct or indirect acquisition of (1) more than 51% of the assets of the Company and its subsidiaries, taken as a whole, or (2) more than 20% of any class of equity securities of the Company; (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any person or “group” (as defined under the Exchange Act) beneficially owning or obtaining the right to beneficially own 20% or more of any class of equity securities of the Company; or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement.
      Notwithstanding anything set forth above, nothing contained in the Merger Agreement shall prevent the Company from complying with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal or from making any disclosure to the Company’s stockholders if the board of directors determines in good faith (after having consulted with outside legal counsel) that such disclosure is required by law or is necessary in order for the Company’s directors to comply with their fiduciary duties under applicable law.
      Indemnification; Insurance. BMS agreed that all rights to indemnification existing upon execution of the Merger Agreement in favor of any individual who at or prior to the Effective Time was a director, officer, employee, or agent of the Company or any of its subsidiaries as provided in their respective charters, bylaws, or indemnification agreements, as in effect on the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time unless otherwise required by law. Also, BMS agreed to maintain in full force and effect, for a period of at least six years from the Effective Time, directors’ and officers’ liability insurance for the Surviving Corporation comparable to the Company’s current policy, provided that the Surviving Corporation shall not be required to pay an annual premium in excess of three times the annual premium relating to the year during which the Merger Agreement is executed.

      Existing Benefits. The parties to the Merger Agreement have agreed to certain provisions to provide for the continued coverage of the employees of the Company who continue employment after the Effective Time under benefits plans.
      Termination. The Merger Agreement may be terminated and the Offer and the Merger contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding adoption thereof by the stockholders of the Company:

(i) by the mutual written consent of BMS and the Company;

(ii) by BMS or the Company if the Merger is not consummated on or before December 31, 2006; provided, however, that neither BMS nor the Company may terminate the Merger Agreement pursuant to this subparagraph (ii) if such party shall have materially breached the Merger Agreement;

(iii) by BMS or the Company if any court or other governmental entity shall have issued, enacted, entered, promulgated, or enforced any law, order, judgment, decree, injunction, or ruling or taken any other action (that has not been vacated, withdrawn, or overturned) restraining, enjoining, or otherwise prohibiting the Merger or rendering the consummation of the Merger illegal, and such law, order, judgment, decree, injunction, ruling, or other action shall have become final and nonappealable;

(iv) by the Company if (1) Offeror fails to commence the Offer within the time period and as otherwise provided in the Merger Agreement, or (2) Offeror fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; provided, however, that the Company may not terminate the Merger Agreement pursuant to this subparagraph (iv) if it shall have materially breached the Merger Agreement;

(v) by the Company if, prior to the acceptance for payment of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, there shall have occurred, on the part of BMS or Offeror, a material breach of any representation, warranty, covenant, or agreement contained in the Merger Agreement that could reasonably be expected to have a Material Adverse Effect on BMS which is not curable or, if curable, is not cured within ten (10) calendar days after written notice of such breach is given by the Company to the party committing the breach;

(vi) by the Company if a third party, including any group, shall have made a Superior Acquisition Proposal and the applicable requirements of the Merger Agreement have been satisfied in all respects;

(vii) by BMS if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, (1) there shall have occurred, on the part of the Company, (A) a material breach of any representation or warranty in Section 4.03 (“Capitalization”) or Section 4.04 (“Authority Relative to this Agreement”) of the Merger Agreement or (B) a breach of any other representation, warranty, covenant, or agreement contained in the Merger Agreement (determined without giving effect to any materiality or similar qualifications), other than those breaches that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, which breach is not curable or, if curable, is not cured within ten (10) calendar days after written notice of such breach is given by BMS to the Company, (2) the board of directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to BMS and Offeror its approval or recommendation of the Offer, the Merger Agreement, or the Merger, shall have approved or recommended an Acquisition Proposal, or shall have resolved to effect any of the foregoing, or (3) the Company or any of its subsidiaries shall have entered into an Acquisition Agreement in compliance with the Merger Agreement obligating the Company or any of its subsidiaries to engage in a transaction with a person other than BMS, Offeror, or an affiliate of either (an “Acquisition Transaction”), or shall have consummated an Acquisition Transaction; or

(viii) by BMS or the Company if a Cash Merger is solicited and the requisite vote of the stockholders of the Company to adopt the Merger Agreement shall not have been obtained in accordance with applicable law.

      If the Merger Agreement is so terminated, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers, or stockholders, other than, without limitation, as described under “Expenses; Termination Fee” below, and with respect to certain confidentiality obligations, which shall survive any such termination.
      Expenses; Termination Fee. The Merger Agreement provides that all expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except that, if the Merger Agreement is terminated:

(i) as set forth in subparagraphs (vi), (vii)(2) or (vii)(3) under “Termination” above, then the Company shall (1) pay BMS in cash a termination fee of $5,000,000 (the “Termination Fee”) and (2) reimburse BMS for the third-party fees and expenses actually and reasonably incurred by BMS and the Offeror related to the Merger Agreement and the transactions contemplated thereby or in negotiating or obtaining the Commitments (subject to a maximum of $2,000,000) (the “BMS Expenses”); or

(ii) as set forth in subparagraph (vii)(1) under “Termination” above, then the Company shall reimburse BMS for the BMS Expenses, which shall be the exclusive remedy of BMS and Offeror for breaches of the Merger Agreement by the Company.
      Consent of Continuing Directors to Termination, Modification, Amendment or Waiver. From and after the election or appointment of BMS’s designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance, or waiver, of any of the obligations or other acts of BMS or Offeror or waiver of any of the Company’s rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not BMS Insiders.

Guaranty
      The Guaranty executed by Mr. Honigfeld provides for his guarantee that that Offeror and BMS would each fully perform all of their respective obligations under the Merger Agreement. Mr. Honigfeld’s liability under the Guaranty shall not exceed the sum of: (i) the “fair market value” of all Shares held by Mr. Honigfeld, Offeror, BMS or any other affiliate of Mr. Honigfeld (the “Guarantor’s Shares”), plus (ii) $12,400,000. “Fair market value” is defined in the Guaranty as the product of the number of Guarantor’s Shares multiplied by the closing price of the Shares as reported by the Nasdaq National Market on the day preceding the date that Mr. Honigfeld delivers the Guarantor’s Shares in satisfaction of a claim by the Company for enforcement of the Guaranty less the amount of indebtedness incurred by Mr. Honigfeld in connection with his purchase of the Guarantor’s Shares and secured by such Guarantor’s Shares. If Mr. Honigfeld dies or becomes mentally incapacitated, the Guaranty shall terminate and be of no further force and effect.

Confidentiality Agreement
      In connection with granting members of the Purchaser Group and their respective representatives access to certain confidential information of the Company, Briad Restaurant Group, L.L.C., and Briad Wenco, L.L.C. affiliates under common control with Offeror and BMS, executed a Confidentiality Agreement with the Company, dated December 9, 2005 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, and in consideration of the Company’s agreeing to make certain confidential information (the “Evaluation Material”) available to members of the Purchaser Group or their respective affiliates, Briad Restaurant Group, L.L.C. and Briad Wenco, L.L.C. agreed that: (A) except as required by discovery, demand, legal proceeding or other similar process, all Evaluation Material would be held in confidence and used solely for the purpose of evaluating a possible transaction with the Company (the “Transaction”) except for disclosures to its officers, employees, and affiliates who need access to the Evaluation Material for purposes of evaluating a Transaction and who have been informed of the confidential nature of the Evaluation Material and agreed to be bound by the terms of the Confidentiality Agreement, provided that Briad Restaurant Group, L.L.C. and Briad Wenco, L.L.C. is responsible for any breach of the Confidentiality Agreement by any of its affiliates (including all of the members of the Purchaser Group), (B) if it is required

(by discovery, demand, legal proceeding or other similar process) to disclose any Evaluation Material, Briad Restaurant Group, L.L.C. and Briad Wenco, L.L.C. would provide the Company with written notice of any such requirement as soon as practicable and, prior to disclosing such material, request that confidential treatment be accorded such information, (C) without the prior written consent of the Company, they and their representatives would not disclose their interest in the Transaction or any terms, conditions or other facts with respect to any Transaction except as required by law or the applicable rules of any national securities exchange or automated quotation system or except to the extent already disclosed in a public announcement that was not made in breach of the Confidentiality Agreement, (D) they would not, for the two-year period from the date of the Confidentiality Agreement, recruit, solicit or hire for employment any officer or senior manager of the Company or otherwise interfere with any such employee’s employment relationship with the Company (other than hires in response to general solicitations in magazines and newspapers), (E) except as may be provided in a definitive agreement relating to the Transaction, neither the Company nor any of its representatives has made any representations regarding, or has any liability arising from, the Evaluation Material, (F) the United States securities laws prohibit them and their representatives that have received material, non-public information about the Company from purchasing or selling securities of the Company or from communicating such information to any person under circumstances under which such other person may be expected to purchase or sell securities of the Company, (G) upon request of the Company, they would promptly return to the Company or destroy all written Evaluation Material and all other records reflecting any Evaluation Material, (H) until a definitive agreement with respect to a Transaction has been executed, none of the Company, its stockholders or Purchaser Group would have any legal obligation with respect to a Transaction except as set forth in the Confidentiality Agreement, and (I) they would not, for the one year period from the date of the Confidentiality Agreement, (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, beneficial ownership of any of the Company’s assets, businesses or securities, (ii) seek or propose to influence or control the management or policies of the Company or to obtain representation on the Company’s board of directors, (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or (iv) seek or require permission or participate in any effort to do any of the foregoing or make or seek permission to make any public announcement with respect to the foregoing.

Exclusivity Agreement
      In furtherance of the negotiations between Offeror and the Company as further described in Section 11 — “Background of Offer; Past Contacts or Negotiations with the Company” of this Offer to Purchase, on March 29, 2006, the Company and Mr. Honigfeld entered into an Exclusivity Agreement pursuant to which the Company agreed that it would (A) not, directly or indirectly, solicit, initiate or in any manner encourage, accept, respond to or consider, any offer or proposal of any person or entity other than the Offeror or its affiliates relating to the acquisition of any of the capital stock and/or any assets of the Company, (B) promptly communicate to Offeror the identity of any person or entity making any such offer or proposal and furnish Offeror with copies of any such offer or proposal, (C) not discuss or disclose the existence of the proposed transaction contemplated between the Company and Offeror, and (D) provide Offeror and its counsel, advisors and other representatives with any and all documents reasonably requested in connection with the proposed transaction. The period of exclusivity would expire on the earlier to occur of (1) the execution of a merger agreement, (2) the date that negotiations between the parties terminated by mutual written agreement, or (3) 30 days following the date of the Exclusivity Agreement. By written amendment dated April 26, 2006, the Company and Offeror extended the period of exclusivity to May 19, 2006.

Stock Tender and Voting Agreements
      On May 19, 2006, Offeror and BMS entered into separate Stock Tender and Voting Agreements (collectively, the “Voting Agreements”) with each of John F. Antioco, Antioco Limited Partnership, The Antioco LLC, Lorraine Antioco, CIC MSRG LP, The Zyman Foundation Inc. and the Sergio S. Zyman IRA (each a “Tendering Stockholder”) relating to an aggregate of 6,646,088 Shares beneficially owned or controlled by such persons. Pursuant to the Voting Agreements, each Tendering Stockholder has agreed, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, to (i) validly tender, pursuant to and in accordance with the terms of the Offer, not later than the close of business on the tenth (10th) calendar day after the Offer commences, all Shares owned by such Tendering Stockholder as of that date and any Shares thereafter acquired by such person, (ii) vote all of the Shares owned by it and any Shares acquired by it in the future (A) in favor of the Merger, and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement, (B) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Company under the Merger Agreement, and (C) against potential competing transaction proposals and certain other transactions and corporate actions that would impede, interfere with or adversely affect the transactions contemplated by the Merger Agreement, and (iii) grant to, and appoint, Offeror and any designee of Offeror, and each of them individually, such Tendering Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in the name, place, and stead of such person, to vote or act by written consent during the period of the Offer prior to the consummation of the Merger.

14.	Dividends and Distributions.
      The Merger Agreement provides that the Company will not: (i) except for issuances of capital stock of the Company’s subsidiaries to the Company or a wholly owned subsidiary of the Company, (1) issue, reissue, sell, or convey, or authorize the issuance, reissuance, sale, or conveyance of (A) shares of capital stock (or other ownership interests) of any class (including shares held in treasury), or securities convertible or exchangeable into capital stock (or other ownership interests) of any class, or any rights, warrants or options to acquire any such convertible or exchangeable securities or capital stock (or other ownership interests), or any Voting Debt (as such term is defined in the Merger Agreement), other than the issuance of Shares (and the related Rights), in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, and pursuant to the exercise of options and warrants outstanding on the date of the Merger Agreement, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; or (2) make any other changes in the capital structure of the Company, or in the case of clauses (1) and (2) propose or agree to do any of the foregoing, except that the Company may issue Shares to Offeror in connection with Offeror’s exercise of the Top-up Option; (ii) declare, set aside, or pay any dividend or other actual, constructive, or deemed distribution (whether in cash, securities, or property or any combination thereof) in respect of any class or series of its capital stock, or otherwise make any payments to stockholders in their capacity as stockholders, other than any distribution by a subsidiary of the Company to the Company or a wholly owned subsidiary of the Company; or (iii) split, combine, subdivide, reclassify or redeem, purchase, or otherwise acquire, or propose to redeem or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any of its other securities.

15.	Certain Conditions to the Offeror’s Obligations.
      Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for, any Shares tendered pursuant to the Offer (1) if the Minimum Condition is not satisfied as of the expiration of the Offer, or (2) immediately prior to the expiration of the Offer, any of the following conditions shall exist:

(i) there shall have been instituted or be pending any action or proceeding before any governmental entity (a) that is reasonably likely to prohibit or materially limit the ownership or operation by the Company or its subsidiaries, taken as a whole, of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or to compel the Company and its subsidiaries, taken as a whole, or BMS to dispose of or hold separate all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or BMS, in each case as a result of the Offer or Merger, (b) that is reasonably likely to impose or confirm material limitations on the ability of BMS or Offeror to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Offeror pursuant to the Offer on all matters properly presented to the Company’s stockholders, (c) makes illegal, prevents, restrains, or prohibits the making of the Offer, the acceptance for payment of the Shares by Offeror, or the consummation of the Merger, or (d) that could reasonably be expected to have a material adverse effect on the Company;

(ii) there shall have been any judgment, order, injunction, or law entered into, issued, or adopted by any governmental entity of competent jurisdiction that results in any of the consequences referred to in paragraph (i) hereinabove;

(iii) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on the Nasdaq National Market; (b) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (c) a material limitation by any governmental entity on the extension of credit by banks or other lending institutions; (d) a commencement of war or armed hostilities or other national or international crisis directly involving the United States (other than an action involving United Nations’ personnel or support of United Nations’ personnel); or (e) in the case of any of the foregoing clauses (a) through (d) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(iv) the board of directors of the Company, or any authorized committee thereof, shall have (a) withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to BMS or Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger, (b) approved or recommended an acquisition proposal or any other acquisition of Shares other than the Offer and the Merger, (c) authorized the Company to enter into an acquisition agreement with some other person or entity, or (d) resolved to effect any of the actions set forth in any of the foregoing clauses (a) through (c);

(v) there has occurred any change in the business, financial condition or results of operations of the Company that has a material adverse effect on the Company and that is in effect as of such time on or after the date of the Merger Agreement;

(vi) except as could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, the Company shall have failed to perform in all material respects the covenants and agreements required to be performed by it under the Merger Agreement;

(vii) except where the failure to be true and correct (without giving effect to any materiality, “material adverse effect,” or similar qualifications) could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company, any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (except as to any such representation or warranty which speaks only as of a specific date, which must be untrue or incorrect as of such specific date); or

(viii) the Merger Agreement has been terminated in accordance with its terms.
      The foregoing conditions are for the sole benefit of BMS and Offeror and may be asserted by BMS or Offeror regardless of the circumstances giving rise to any such condition or may be waived by BMS or Offeror in whole or in part at any time and from time to time in their reasonable discretion. The failure by BMS or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

16.	Certain Regulatory and Legal Matters.
      Except as set forth in this Section 16, Offeror is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, Offeror and BMS, together with their advisors, are currently reviewing whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror’s right to decline to purchase Shares if any of the conditions to the Offer shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if any such approvals were not obtained or other action taken.
      Antitrust. The HSR Act provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Division of the Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC and that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Offeror filed its Form with the Division and the FTC on June 1, 2006.
      Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is likely that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated, and the Company’s reporting obligations under the Exchange Act may be suspended, upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares and suspension of the Company’s reporting obligations under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on the Nasdaq National Market. BMS currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares and suspend the Company’s reporting obligations under the Exchange Act immediately after the completion of the Offer and the Merger as the requirements for such termination and suspension shall have been met.
      State Takeover Laws. The Company is incorporated under the laws of the state of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On May 19, 2006, prior to the execution of the Merger Agreement, the board of directors of the Company, by vote of the directors present at a meeting held on such date, (i) approved the Offer and the Merger, (ii) determined that the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer and adopt the Merger Agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.
      A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the state of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated therein.
      The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Section 15 — “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.
      Liquor Licenses. Because the Company serves distilled spirits, wine and beer (“alcoholic beverages”) at its restaurants, it is required to obtain and maintain state and/or local licenses/permits that authorize the sale and service of alcoholic beverages at each restaurant. As the holder of licenses/permits, the Company is subject to the jurisdiction of the licensing authorities and the alcoholic beverage laws and regulations governing the conduct of the Company in selling and serving alcoholic beverages. The failure to maintain required licenses/permits at a restaurant may result in the closing of that restaurant and could delay or prevent the Company’s ability to obtain licenses/permits at new restaurants.

17.	Appraisal Rights.
      No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

      In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.	Fees and Expenses.
      Under the Merger Agreement, Offeror is obligated to pay an investment banking fee of $1 million to Jefferies & Company, Inc. for services rendered to Offeror in connection with Offeror’s entry into the Merger Agreement. Neither Offeror nor BMS will pay any fees or commissions to any broker or dealer or other person, other than MacKenzie Partners, Inc., the Information Agent, for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.
      Offeror has retained MacKenzie Partners, Inc. as Information Agent and Computershare Trust Company, Inc. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Depositary will also be indemnified by Offeror against certain liabilities in connection with the Offer.

19.	Miscellaneous.

Legal Proceedings
      There are no material pending legal proceedings relating to the Offer.

Other Information
      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.
      No person has been authorized to give any information or make any representation on behalf of Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Offeror.
      Offeror has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 — “Certain Information Concerning the Company” of this Offer to Purchase.

MAIN STREET ACQUISITION CORPORATION
June 1, 2006

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:
The Depositary for the Offer is:
COMPUTERSHARE TRUST COMPANY, INC.

By Mail: Computershare Trust Company, Inc. P.O. Box 1596 Denver, CO 80201-1596	By Overnight Courier: Computershare Trust Company, Inc. 350 Indiana St., Suite 800 Golden, CO 80401	By Hand: Computershare Trust Company, Inc. 350 Indiana St., Suite 800 Golden, CO 80401
By Facsimile Transmission:
(For Eligible Institutions Only)
303-262-0600
To Confirm Facsimile Only:
800-962-4284
      Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Offeror’s expense. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885